Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

A. SCHULMAN, INC.,

LYONDELLBASELL INDUSTRIES N.V.

And

LYB AMERICAS HOLDCO INC.

Dated as of February 15, 2018

Exhibits

Exhibit A –Form of CVR Agreement

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 15, 2018, is by and among A. Schulman, Inc., a Delaware corporation (the “Company”), LyondellBasell Industries N.V., a naamloze vennootschap (a public limited liability company) formed under the laws of The Netherlands (“Parent”), and LYB Americas Holdco Inc., a Delaware corporation (“Merger Sub” and, together with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is proposed that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub shall be merged with and into the Company in accordance with the DGCL, with the Company surviving such merger;

WHEREAS, the Company Board has unanimously adopted resolutions, at a meeting duly called at which a quorum of the Company Board was present, (a) determining that it is in the best interests of the Company and the Company Stockholders, and declaring it advisable, for the Company to enter into this Agreement and the CVR Agreement, (b) approving the execution, delivery and performance by the Company of this Agreement and the CVR Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and the CVR Agreement and (c) resolving to recommend that the Company Stockholders adopt this Agreement;

WHEREAS, the supervisory board of directors of Parent has unanimously approved the execution, delivery and performance by Parent of this Agreement and the CVR Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and the CVR Agreement;

WHEREAS, the board of directors of Merger Sub has unanimously adopted resolutions (a) determining that it is in the best interests of Merger Sub and Parent, as Merger Sub’s sole stockholder, and declared it advisable, for Merger Sub to enter into this Agreement, (b) approving the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and (c) resolving to recommend adoption of this Agreement by Parent, as Merger Sub’s sole stockholder; and

WHEREAS, subject to the terms and conditions of this Agreement, at or prior to the Closing Date, Parent, the Company, the initial Committee Members identified therein and a paying agent mutually agreeable to Parent and the Company will enter into a Contingent Value Rights Agreement in substantially the form attached hereto as Exhibit A (subject to changes permitted by Section 6.16) (the “CVR Agreement”).

NOW, THEREFORE, in consideration of the foregoing Recitals and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound by this Agreement, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.01    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”) in accordance with the DGCL. By virtue of the Merger, at the Effective Time, (a) the separate existence of Merger Sub shall cease, and (b) the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.02    Effective Time. The Company shall file a certificate of merger that has been duly executed and acknowledged in accordance with, and in such form as required by, the relevant provisions of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware substantially concurrently with the Closing. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as may be mutually agreed to in writing by the Parties and set forth in the Certificate of Merger (the time as of which the Merger becomes effective, the “Effective Time”).

Section 1.03    The Closing. The Parties shall consummate the Merger (such consummation, the “Closing”) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY, on a date that is as soon as practicable, which date shall be no later than the third (3rd) Business Day after the satisfaction or waiver of the conditions to the Closing set forth in Article VII (except for those conditions to the Closing that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) unless another time, date or place is mutually agreed to in writing by the Parties. For purposes of this Agreement, “Closing Date” means the date on which the Closing occurs.

ARTICLE II

EFFECTS OF THE MERGER

Section 2.01    Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, in each case, as provided under the DGCL and other applicable Law.

Section 2.02    Organizational Documents. As of the Effective Time, subject to Section 6.10(a), without any further action on the part of the Company, Parent or Merger Sub, the certificate of incorporation of the Surviving Corporation shall be amended and restated to be the same as the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the name of the Surviving Corporation shall be “A. Schulman, Inc.” As of the Effective Time, subject to Section 6.10(a), without any further action on the part of the Company, Parent or Merger Sub, the bylaws of the Surviving Corporation shall be amended and restated to be the same as the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the effective date of such bylaws shall be the Closing Date and the name of the Surviving Corporation shall be shall be “A. Schulman, Inc.”

Section 2.03    Surviving Corporation Directors and Officers. As of the Effective Time, (a) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and (b) the officers of the Company as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case, until their successors have been duly elected or appointed or until their earlier death, resignation or removal.

Section 2.04    CVR Agreement. At or immediately prior to the Closing Date, the Company will execute and deliver, and the Company will ensure that a duly qualified paying agent executes and delivers, the CVR Agreement, subject to any reasonable revisions to the CVR Agreement that are requested by such paying agent and approved by Parent (which approval shall not be unreasonably withheld, conditioned or delayed).

ARTICLE III

EFFECT ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES AND BOOK-ENTRY SHARES

Section 3.01    Effect of Merger on Capital Stock.

(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Stockholder:

(i)    any issued and outstanding shares of common stock, $1.00 par value, of the Company (“Company Common Stock”) held in the Company’s treasury or held by the Company or any wholly owned Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)    any shares of Company Common Stock held by Parent, Merger Sub or any other wholly owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)    except as provided in Section 3.01(a)(i) and Section 3.01(a)(ii), and subject to Section 3.01(b) and Section 3.03, each share of Company Common Stock outstanding immediately prior to the Effective Time shall be converted into and shall thereafter represent the right to receive (i) an amount in cash equal to the Per-Share

Amount, plus (ii) one contractual contingent value right per share of Company Common Stock (each, a “CVR”), subject to and in accordance with the CVR Agreement (collectively, the “Merger Consideration”), in each case, without any interest thereon and subject to any withholding of Taxes in accordance with Section 3.02(f); and

(iv)    each share of common stock, no par value per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into one (1) share of common stock, $0.01 par value, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Closing.

(b)    If, during the period from the date of this Agreement through the Effective Time, any change shall occur in the outstanding shares of Company Common Stock because of any reclassification, recapitalization, stock split or combination, exchange, readjustment or similar transaction, or if any stock dividend shall be declared on shares of Company Common Stock and the record date for such dividend shall fall during such period, then the Merger Consideration and any other similarly dependent terms shall be appropriately adjusted to provide the Company Stockholders and holders of Company Options, Company RSUs, Company PSUs, Company Restricted Shares (collectively, the “Company Equity Awards”) the same economic effect as contemplated by this Agreement prior to such event.

(c)    At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of Company Convertible Special Stock, the right to convert each share of Company Convertible Special Stock shall be changed into a right to convert such share into the kind and amount of Merger Consideration determined in accordance with the Certificate of Designation.

Section 3.02    Payment for Shares of Company Common Stock.

(a)    At the Effective Time, (a) all shares of Company Common Stock outstanding immediately prior to the Effective Time, upon the cancellation or conversion thereof in accordance with Section 3.01, shall automatically be canceled and shall cease to exist, and all holders of stock certificates (“Stock Certificates”) or book-entry shares (“Book-Entry Shares”) representing shares of Company Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as Company Stockholders, except the right to receive the Merger Consideration with respect to each share of Company Common Stock evidenced thereby as provided in Section 3.01 (or to appraisal rights as provided in Section 3.03 with respect to Dissenting Shares), and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such Stock Certificates or Book-Entry Shares shall be made on such stock transfer books after the Effective Time.

(b)    Prior to the Effective Time, Parent shall designate the Company’s current transfer agent or select a bank or trust company mutually agreeable to the Company to act as agent (the “Depository Agent”) for the holders of Company Common Stock to receive the Merger Consideration payable pursuant to Section 3.01(a)(iii). Parent shall enter into agreements reasonably acceptable to the Company with the Depository Agent and Paying Agent, respectively, relating to services to be performed by the Depository Agent in its capacity as Depository Agent and the Paying Agent in its capacity as Paying Agent, respectively. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to pay the Merger Consideration payable pursuant to Section 3.01(a)(iii) (together with the amount deposited pursuant to the immediately preceding sentence, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the Merger Consideration in the Merger. If Parent decides to invest the Payment Fund, then the Payment Fund shall be invested as reasonably directed by Parent; provided that (i) such investments shall be in short-term obligations of the United States with maturities of no more than thirty (30) days or guaranteed by the United States and backed by the full faith and credit of the United States, or in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively, (ii) such investments shall be in in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, and (iii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any interest and other income resulting from such investments shall become part of the Payment Fund and any amounts in excess of the amounts payable pursuant to this Article III shall promptly be paid to Parent upon demand. Parent and the Surviving Corporation shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 3.02(b). Nothing in this Agreement and no investment losses resulting from investment of the Payment Fund shall diminish the rights of any holder of Stock Certificates or Book-Entry Shares to receive, or Parent’s and the Surviving Corporation’s obligation to pay, such holder’s applicable portion of the Merger Consideration.

(c)    As soon as reasonably practicable after the Effective Time, and in any event not later than the second (2nd) Business Day after the Closing Date, Parent shall cause the Paying Agent to commence mailing to each Person who was, at the Effective Time, a holder of record of shares of Company Common Stock (i) in the case of Stock Certificates, (A) a letter of transmittal in customary form (which shall specify that delivery of Stock Certificates shall be effected, and risk of loss and title to the Stock Certificates shall pass, upon delivery of the Stock Certificates to the Paying Agent, and shall be in such form and have such other provisions as Parent and the Company may reasonably agree and shall be prepared prior to Closing) and (B) customary instructions for use in effecting the surrender of Stock Certificates, and (ii) in the case of Book-Entry Shares, customary instructions for use in effecting the surrender of Book-Entry Shares, in each case, in exchange for the right to receive the Merger Consideration with respect to each share of Company Common Stock evidenced by such Stock Certificates or Book-Entry Shares, as applicable. Upon (1) in the case of Stock Certificates, delivery to the Paying Agent of Stock Certificates, together with a validly executed letter of transmittal, or (2) in the case of Book-Entry Shares, receipt by the Paying Agent of an “agent’s message” in customary form and such other evidence of surrender, if any, as the Paying Agent may reasonably request, the holders thereof shall be entitled to receive the Merger Consideration with respect to each share of Company Common Stock evidenced by such Stock Certificates or Book-Entry Shares, as applicable, and the Stock Certificates and Book-Entry Shares so surrendered shall be canceled. The CVRs shall not be evidenced by a certificate or other instrument. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the proper amount of Merger Consideration (including, for the avoidance of doubt, payment in the form of or with respect to the CVRs) may be paid in exchange therefor to a

Person other than the Person in whose name the Stock Certificates or Book-Entry Shares so surrendered are registered if (I) such Stock Certificate shall be properly endorsed or such Stock Certificates or Book-Entry Shares shall otherwise be in proper form for transfer and (II) the Person requesting such payment shall either (x) pay any transfer and other Taxes required by reason of such payment or (y) establish to the reasonable satisfaction of the Surviving Corporation and the Paying Agent that such transfer Tax either has been paid in full or is not applicable. Until surrendered as contemplated by this Section 3.02(c), each Stock Certificate and Book-Entry Share (other than Dissenting Shares) shall be deemed after the Effective Time to represent only the right to receive the Merger Consideration with respect to each share of Company Common Stock evidenced thereby. No interest shall be paid on the portion of the Merger Consideration payable upon surrender of any Stock Certificate or Book-Entry Share.

(d)    If any Stock Certificate shall have been lost, stolen or destroyed, then, notwithstanding anything to the contrary in Section 3.02(c), upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed, and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Paying Agent will pay to such Person the Merger Consideration receivable with respect to each share of Company Common Stock represented by such lost, stolen or destroyed Stock Certificate.

(e)    Any portion of the Payment Fund (including the proceeds of any investments thereof) that remains undistributed to former holders of Stock Certificates and Book-Entry Shares one (1) year after the Closing Date shall be delivered by the Paying Agent to Parent upon demand. Any former holders of Stock Certificates or Book-Entry Shares who have not theretofore complied with this Section 3.02 shall thereafter look only to the Surviving Corporation or Parent for payment of any portion of the Merger Consideration, in accordance with this Article III and without any interest thereon, payable with respect to each share of Company Common Stock previously evidenced by such Stock Certificates and Book-Entry Shares. Notwithstanding any provision of this Agreement to the contrary, none of the Company, Parent, the Surviving Corporation or the Paying Agent shall be liable to any Person for the portion of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Stock Certificates or Book-Entry Shares shall not have been surrendered prior to the date that any unclaimed portion of the Merger Consideration would otherwise become subject to any abandoned property, escheat or similar laws, any unclaimed funds payable with respect to such Stock Certificates or Book-Entry Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation.

(f)    Each of the Company, the Surviving Corporation, Parent and Merger Sub, and their Affiliates, shall be, subject to Section 5.03(c) of the CVR Agreement, entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from (i) the Merger Consideration payable to any holder of Company Common Stock or any holder of Company Options, or (ii) any other consideration otherwise payable pursuant to this Agreement or the CVR Agreement, such amounts as it is required by Law to deduct and withhold with respect to Taxes. Each such payor shall timely remit to the appropriate Governmental Authority the amount of Taxes withheld. To the extent that amounts are so withheld and properly remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement and the CVR Agreement as having been paid to the holder of Company Common Stock, holder of Company Options or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

Section 3.03    Appraisal Rights. Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Company Common Stock who properly exercise appraisal rights with respect thereto in accordance with Section 262 of DGCL (the “Dissenting Shares”) shall not be exchangeable for the right to receive the Merger Consideration. At the Effective Time, (a) all Dissenting Shares shall be canceled and cease to exist and (b) the holders of such Dissenting Shares shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares of Company Common Stock will thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration without any interest thereon. The Company shall give Parent (a) prompt written notice of any written demand for appraisal pursuant to the DGCL received by the Company prior to the Effective Time and (b) the right to direct and control all negotiations and proceedings with respect to such demands for appraisal; provided that Parent shall consult with the Company with respect to such negotiations and proceedings. Prior to the Effective Time, the Company shall not offer to make, or make any payment, settle or offer to settle, or, in each case, agree to do any of the foregoing, with respect to any such demand without Parent’s prior written consent.

Section 3.04    Equity Awards.

(a)    At the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted into the right to receive (i) an amount in cash, without interest, equal to the product of (1) the excess, if any, of (A) the Per-Share Amount over (B) the per-share exercise price for such Company Option, multiplied by (2) the total number of shares of Company Common Stock underlying such Company Option and (ii) one (1) CVR for each share of Company Common Stock underlying such Company Option outstanding immediately prior to the Effective Time, in each case without interest and subject to any applicable Tax withholding in accordance with Section 3.02(f) (the “Company Option Consideration”); provided that if the exercise price per share of Company Common Stock of any such Company Option is equal to or greater than the Per-Share Amount, such Company Option shall be canceled without any cash payment or other consideration being made in respect thereof. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay the portion of the Company Option Consideration (if any) less any required withholding Taxes, payable pursuant to Section 3.04(a)(i), through the payroll of the Surviving Corporation (to the extent such Person is Continuing Company Personnel, and if such Person is not Continuing Company Personnel, the Paying Agent shall make such payment), to each holder of a Company Option within two (2) Business Days following the Effective Time. The portion of the Company Option Consideration (if any) payable pursuant to Section 3.04(a)(ii) shall be paid by the Paying Agent to each holder of a Company Option in accordance with the CVR Agreement and in a manner that will not trigger a Tax or penalty under Section 409A of the Code.

(b)    At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted into the right to receive (i) an amount in cash, without interest, equal to the product of (1) the total number of shares of Company Common Stock underlying such Company RSU, multiplied by (2) the Per-Share Amount and (ii) one (1) CVR for each share of Company Common Stock underlying such Company RSU outstanding immediately prior to the Effective Time, in each case without interest and subject to any applicable Tax withholding in accordance with Section 3.02(f) (the “Company RSU Consideration”). The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay the portion of the Company RSU Consideration, less any required withholding Taxes, payable pursuant to Section 3.04(b)(i), through the payroll of the Surviving Corporation (to the extent such Person is Continuing Company Personnel, and if such Person is not Continuing Company Personnel, the Paying Agent shall make such payment), to each holder of a Company RSU within two (2) Business Days following the Effective Time. The portion of the Company RSU Consideration payable pursuant to Section 3.04(b)(ii) shall be paid by the Paying Agent to each holder of a Company RSU in accordance with the CVR Agreement and in a manner that will not trigger a Tax or penalty under Section 409A of the Code.

(c)    At the Effective Time, each Company PSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be converted into the right of each holder of such Company PSU to receive (i) an amount in cash, without interest, equal to the product of (1) the total number of shares of Company Common Stock underlying such Company PSU (with the number of shares underlying such Company PSU determined at target achievement levels), multiplied by (2) the Per-Share Amount and (ii) one (1) CVR for each share of Company Common Stock underlying such Company PSU outstanding immediately prior to the Effective Time (with the number of shares underlying such Company PSU determined at target achievement levels), in each case without interest and subject to any applicable Tax withholding in accordance with Section 3.02(f) (the “Company PSU Consideration”). The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay the portion of the Company PSU Consideration, less any required withholding Taxes, payable pursuant to Section 3.04(c)(i), through the payroll of the Surviving Corporation (to the extent such Person is Continuing Company Personnel, and if such Person is not Continuing Company Personnel, the Paying Agent shall make such payment), to each holder of a Company PSU within two (2) Business Days following the Effective Time. The portion of the Company PSU Consideration payable pursuant to Section 3.04(c)(ii) shall be paid by the Paying Agent to each holder of a Company RSU in accordance with the CVR Agreement and in a manner that will not trigger a Tax or penalty under Section 409A of the Code.

(d)    At the Effective Time, each Company Restricted Share that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted into the right to receive (i) an amount in cash, without interest, equal to the Per-Share Amount and (ii) one (1) CVR per Company Restricted Share that is outstanding immediately prior to the Effective Time, in each case without interest and subject to any applicable Tax withholding in accordance with Section 3.02(f) (the “Company Restricted Share

Consideration”); provided that each Company Restricted Share that is subject in whole or in part to performance conditions will be deemed to vest at target achievement levels. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay the portion of the Company Restricted Share Consideration, less any required withholding Taxes, payable pursuant to Section 3.04(d)(i), through the payroll of the Surviving Corporation (to the extent such Person is Continuing Company Personnel, and if such Person is not Continuing Company Personnel, the Paying Agent shall make such payment), to each holder of a Company Restricted Share within two (2) Business Days following the Effective Time. The portion of the Company Restricted Share Consideration payable pursuant to Section 3.04(d)(ii) shall be paid by the Paying Agent to each holder of a Company Restricted Share in accordance with the CVR Agreement and in a manner that will not trigger a Tax or penalty under Section 409A of the Code.

(e)    Notwithstanding anything herein to the contrary, with respect to any Company Equity Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that the Company determines prior to the Effective Time is not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment shall be made at the earliest time permitted under the applicable Company Stock Plan that shall not trigger a Tax or penalty under Section 409A of the Code.

(f)    Prior to the Effective Time, the Company Board or the appropriate committee thereof shall adopt resolutions providing for, and shall take any other actions that are necessary to effect, the treatment of the Company Equity Awards as contemplated by this Section 3.04.

(g)    Except to the extent an election under Section 83(b) of the Code has previously been made with respect to a Company Restricted Share, all payments that will be made to holders of Company Equity Awards pursuant to the CVR Agreement shall be treated as compensation for U.S. federal and state tax purposes.

Section 3.05    Company ESPP. As soon as reasonably practicable after the date of this Agreement, the Company, the Company Board or the appropriate committee thereof shall adopt resolutions or take other actions as may be required to provide that (a) the “Offering” (as defined in the Company 2009 Employee Stock Purchase Plan (the “Company ESPP”)) in effect as of the date of this Agreement shall be the final Offering (such period, the “Final Offering”) and no further Offering shall commence pursuant to the Company ESPP after the date of this Agreement, and (b) each individual participating in the Final Offering on the date of this Agreement shall not be permitted to (i) increase his or her payroll contribution rate pursuant to the Company ESPP from the rate in effect when the Final Offering commenced or (ii) make separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, except as may be required by applicable Law. Prior to the Effective Time, the Company shall take all actions that may be necessary to, effective upon the consummation of the Merger, (A) cause the Final Offering, to the extent that it would otherwise be outstanding at the Effective Time, to be terminated no later than five (5) Business Days prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the Final Offering, but otherwise treat the Final Offering as a fully effective and completed Offering for all purposes pursuant to the Company ESPP; and (C) cause the exercise (as of no later than five (5) Business Days prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the Company ESPP. On such exercise date, the Company shall apply the funds credited as of such date pursuant to the Company ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the Company ESPP, and such shares of Company Common Stock shall be outstanding shares of Company Common Stock and entitled to the Merger Consideration in accordance with Section 3.01(a)(iii). The Company, the Company Board or a committee thereof shall adopt such resolutions as are necessary to terminate the Company ESPP effective as of immediately prior to, and conditional upon the occurrence of, the Effective Time.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as set forth in the Company Reports publicly available and filed with or furnished to the SEC on or after August 31, 2016 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor or forward-looking disclosures contained in such documents under the heading “Risk Factors” or “Quantitative and Qualitative Disclosures About Market Risk” and any disclosure of risks included in any “forward-looking statements” disclaimer or other statements that are similarly nonspecific or predictive, cautionary or forward-looking), (y) as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub concurrently with the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”), or (z) for any exception or disclosure set forth in any other section or subsection of the Company Disclosure Letter to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is applicable to qualify such representation and warranty; the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.01    Organization, Standing and Power. Each Company Entity is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing, as applicable, would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. Each Company Entity has all requisite entity power and authority to enable it to own, operate, lease or otherwise hold its assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. Each Company Entity is duly qualified or licensed to do business in each jurisdiction where the nature of its businesses or the ownership, operation or leasing of its assets make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the restated certificate of incorporation, as amended, of the Company in effect as of the date of this Agreement and the by-laws of the Company in effect as of the date of this Agreement. Such certificate of incorporation and bylaws are in full force and effect.

Section 4.02    Company Subsidiaries. Except as set forth in Section 4.02 of the Company Disclosure Letter, all of the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by a Company Entity, free and clear of Liens other than Permitted Liens. Section 4.02 of the Company Disclosure Letter lists all of the Company Subsidiaries as of the date of this Agreement, together with the jurisdiction of organization of each Company Subsidiary and, with respect to each Company Subsidiary that is not directly or indirectly wholly owned by the Company, the percentage of the outstanding capital stock or other equity or similar interests of each such Company Subsidiary owned by the Company and each of its other Company Subsidiaries. Except as set forth in Section 4.02 of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. The Company has made available to Parent true and complete copies in all material respects of the articles of incorporation and bylaws (or equivalent Organizational Documents) of each material Company Subsidiary in effect as of the date of this Agreement. Such articles of incorporation, bylaws and equivalent Organizational Documents are in full force and effect, except as would not result in or would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.03    Capital Structure.

(a)    The authorized capital stock of the Company consists of 75,000,000 shares of Company Common Stock, 1,000,000 shares of special stock of the Company, without par value (the “Company Convertible Special Stock”) and 10,707 shares of preferred stock of the Company, $100.00 par value (the “Company Preferred Stock”). At the close of business on February 13, 2018, (i) 48,585,153 shares of Company Common Stock were issued and outstanding, including 25,107 Company Restricted Shares, (ii) 120,289 shares of Company Convertible Special Stock were issued and outstanding, (iii) no shares of Company Preferred Stock were issued and outstanding, (iv) 19,059,751 shares of Company Common Stock and no shares of Company Convertible Special Stock were held by the Company in its treasury and (v) no shares of Company Common Stock or Company Convertible Special Stock were held by the Company Subsidiaries. At the close of business on February 13, 2018, (i) 325,350 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options, (ii) 237,320 shares of Company Common Stock were subject to issuance pursuant to outstanding Company RSUs and RSAs and (iii) 296,084 shares of Company Common Stock were subject to issuance pursuant to outstanding Company PSUs and PSAs assuming achievement at target levels. Section 4.03(a) of the Company Disclosure Letter sets forth, as of the close of business on February 13, 2018, a complete and correct list of the names of each owner of the Company Options, the Company Restricted Shares, the Company RSUs and the Company PSUs and PSAs, and opposite the name of each such owner, the number, class, and, if applicable, series of equity securities owned by each such owner and, to the extent applicable, the date of grant or issuance, the exercise price and the vesting schedule (including any single- or double-trigger acceleration) and expiration date of each equity security.

(b)    All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued upon the exercise of the Company Options, the vesting of Company PSUs and Company RSUs and the purchase of shares of Company Common Stock pursuant to the terms of the Company ESPP shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive (or similar) right, purchase options, call or right of first refusal (or similar) rights, and are held free and clear of all Liens, other than Permitted Liens. Subject to Section 4.03(a), as of the date of this Agreement, there are no issued, reserved for issuance or outstanding, and there are not any outstanding obligations of any Company Entity to issue, deliver or sell, or cause to be issued, delivered or sold, any (i) capital stock of any Company Entity or any securities of any Company Entity convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, any Company Entity or (ii) warrants, calls, options, subscriptions, preemptive or other outstanding rights, convertible debt, conversion rights, stock appreciation rights, performance units, phantom stock rights, profit participation rights, agreements or commitments or other rights of any character to acquire from any Company Entity, or any other obligation of any Company Entity to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, any Company Entity (the foregoing clauses (i) and (ii), collectively, “Equity Securities”). Except pursuant to the Company Stock Plans, no Company Entity has any outstanding obligation to repurchase, redeem or otherwise acquire any Equity Securities or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in any other Person other than a Company Entity, except where the amounts thereof, in the aggregate, do not exceed $2 million.

(c)    No bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which stockholders of the Company or any Company Subsidiary may vote are issued and outstanding.

(d)    None of the Company or any Company Subsidiary is a party to any stockholder agreement, voting trust agreement, registration rights agreement or similar agreement, or otherwise has any outstanding obligation (i) restricting the transfer of the capital stock or other equity interests of the Company or any Company Subsidiary, (ii) affecting the voting rights of capital stock or other equity interests of the Company or any Company Subsidiary or (iii) requiring the registration under any securities Law for sale of any capital stock or other equity interests of the Company or any Company Subsidiary.

Section 4.04    Authority; Execution and Delivery; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement and the CVR Agreement, to perform its covenants and agreements under this Agreement and the CVR Agreement, and to consummate the Merger. The Company Board has unanimously adopted resolutions, at a meeting duly called at which a quorum of the Company Board was present, (a) determining that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, for the Company to enter into this Agreement and (b) approving the execution, delivery and performance by the Company of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement (such recommendation, the “Company Board Recommendation”) and directing that this Agreement be submitted to the Company Stockholders for adoption at a duly held meeting of such stockholders for such purpose (the “Company Stockholders Meeting”). Such resolutions have not been amended or withdrawn as of the date of this Agreement. Except for (i) the adoption of this Agreement and approval of the Merger and the other transactions contemplated by this Agreement by the affirmative vote of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote at the Company Stockholders Meeting (the “Company Stockholder Approval”) and (ii) the filing of the Certificate of Merger and any other documents as required by the DGCL, no other corporate proceedings on the part of the Company or vote or consent of the Company’s stockholders are necessary to authorize, adopt or approve this Agreement or the CVR Agreement or to consummate the Merger. This Agreement has been, and the CVR Agreement will be, at or immediately prior to the Effective Time, duly executed and delivered and, assuming the due authorization, execution and delivery by, in the case of this Agreement, Parent and Merger Sub, and in the case of the CVR Agreement, each of the other parties thereto, each such agreement constitutes, or will constitute at the time of such authorization, execution and delivery, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exceptions”).

Section 4.05    No Conflicts; Consents.

(a)    The execution and delivery by the Company of this Agreement does not, and the CVR Agreement will not, and the performance by the Company of its covenants and agreements under this Agreement and the CVR Agreement and the consummation of the Merger shall not, (i) conflict with, or result in any violation of any provision of, the Organizational Documents of any Company Entity, (ii) subject to obtaining the Consents set forth on Section 4.05(a)(ii) of the Company Disclosure Letter and each of the Filings referred to in Section 4.05(b) being made and any applicable waiting periods or approvals referred to therein having expired or been obtained, conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, amendment, acceleration of any material obligation or the creation of any Lien, other than any Permitted Lien or any Lien created by any action taken by Parent or Merger Sub, or result in the loss of any benefit under any Material Company Contract or Permit applicable to the businesses of the Company Entities (except for any Company Benefit Plan listed on Section 4.09(h) of the Company Disclosure Letter) or (iii) subject to obtaining the Consents referred to in Section 4.05(b) and making the Filings referred to in Section 4.05(b), conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to any Company Entity or by which any property or asset of any Company Entity is bound or affected, except for, in the case of the foregoing clauses (ii) and (iii), any matter that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect and would not prevent or materially impede, interfere with or delay the consummation of the Merger.

(b)    No consent, waiver or Permit (“Consent”) of or from, or registration, declaration, notice or filing (“Filing”) made to or with, any Governmental Authority is required to be obtained or made by any Company Entity in connection with the Company’s execution and delivery of this Agreement and the CVR Agreement or its performance of its covenants and agreements under this Agreement and the CVR Agreement or the consummation of the Merger, except for the following:

(i)    (1) the filing with the SEC, in preliminary and definitive form, of the Proxy Statement and (2) the filing with the SEC of such reports under, and such other compliance with, the Exchange Act, or the Securities Act, and rules and regulations of the SEC promulgated thereunder, as may be required in connection with this Agreement or the Merger;

(ii)    (1) the filing with the U.S. Department of Justice and the Federal Trade Commission of a Notification and Report Form pursuant to the HSR Act with respect to the Merger, (2) the expiration or termination of the waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement, including the Merger (the “HSR Clearance”) and (3) any other Consents, Filings or expiration of applicable waiting periods that are required to be obtained or made under any Antitrust Law in connection with the Merger;

(iii)    submission to CFIUS of a joint voluntary notice of the transaction contemplated by this Agreement and any requested supplemental information pursuant to the DPA (the “CFIUS Notice”) and receipt of the CFIUS Approval;

(iv)    the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent and the Company are qualified to do business; and

(v)    such other Filings or Consents the failure of which to make or obtain would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect and would not prevent or materially impede, interfere with or delay the consummation of the Merger.

Section 4.06    Company Reports; Financial Statements.

(a)    The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since August 31, 2016 (such documents, together with all exhibits, financial statements, including the Company Financial Statements, and schedules and amendments thereto and all information incorporated therein by reference, but excluding the Proxy Statement, being collectively referred to as the “Company Reports”). Each Company Report (i) at the time furnished or filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder), as applicable, and the rules and regulations of the SEC promulgated thereunder applicable to such Company Report and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment), and in the case of registration statements and proxy statements, as the dates of effectiveness and the dates of mailing, respectively, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements of the Company

(including, in each case, any notes and schedules thereto) included in the Company Reports (the “Company Financial Statements”) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly presents in all material respects, in accordance with GAAP, the consolidated financial position of the Company and the Company’s consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to the absence of footnote disclosure and to normal fiscal year-end adjustments).

(b)    No Company Entity has any material liability of any kind whatsoever, whether accrued, contingent, absolute, determined or determinable, except liabilities (i) reflected or reserved against in the consolidated balance sheet (including the notes thereto) of the Company Entities as of August 31, 2017, included in the Company’s annual report on Form 10-K for the fiscal year ended August 31, 2017, (ii) incurred in the ordinary course of business after August 31, 2017, (iii) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement or (iv) that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(c)    The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in all material respects. Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company maintains “disclosure controls and procedures” required by Rules 13a-15 or 15d-15, as applicable, under the Exchange Act that are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and (ii) the Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s outside auditors and the audit committee of the Company Board (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge of the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(d)    Except as have been described in the Company Reports, there are no unconsolidated Company Subsidiaries or any off balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a) of Regulation S-K promulgated by the SEC.

Section 4.07    Absence of Certain Changes or Events. From August 31, 2017, to the date of this Agreement:

(a)    except for this Agreement and the transactions contemplated by this Agreement, each Company Entity has conducted its respective businesses in the ordinary course of business except as would not result in or would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect;

(b)    there has not occurred a Company Material Adverse Effect; and

(c)    neither the Company nor any Company Subsidiary has taken any action that if taken after the date hereof, would require Parent’s consent pursuant to Section 6.01(b)(i), Section 6.01(b)(ii), Section 6.01(b)(iii), Section 6.01(b)(ix), Section 6.01(b)(x), Section 6.01(b)(xii), Section 6.01(b)(xiii), Section 6.01(b)(xiv), Section 6.01(b)(xvii), Section 6.01(b)(xx), Section 6.01(b)(xxi) or Section 6.01(b)(xxii).

Section 4.08    Taxes.

(a)    Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect:

(i)    each Company Entity has (1) timely filed or caused to be timely filed, taking into account any extensions, all Tax Returns required to have been filed by or on behalf of it and such Tax Returns are complete and correct in all respects and (2) timely paid or caused to be timely paid all Taxes that are required to be paid (whether or not shown to be due on such Tax Returns);

(ii)    there are no pending or, to the Knowledge of the Company, threatened requests for information, audits, investigations, or other proceedings with respect to any material Tax Return of any Company Entity as of the date of this Agreement, and there are no written, or, to the Knowledge of the Company, unwritten claims or assessments by any Governmental Authority concerning the Tax liability of any Company Entity;

(iii)    there are no requests for rulings or determinations in respect of any Taxes pending between any Company Entity and any Governmental Authority;

(iv)    no Company Entity has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any material Tax, which waiver or extension is still in effect and no such waiver has been requested in writing by a Governmental Authority;

(v)    no Company Entity is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement that is currently in effect, except for such an agreement or arrangement (1) exclusively between or among the Company Entities, (2) entered into in the ordinary course of business and not primarily related to Taxes or (3) that is reasonably expected to be terminated on or before the Closing Date without any further payments being required to be made;

(vi)    no Company Entity has ever been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is another Company Entity), and no Company Entity has any liability for Taxes of any other Person (other than Taxes of another Company Entity) under Treasury Regulations Section 1.1502-6 (or any similar provision of foreign, state or local law), as a transferee or successor, or otherwise (other than any commercial agreements entered into in the ordinary course of business that do not relate primarily to Taxes);

(vii)    within the past two (2) years, no Company Entity has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code;

(viii)    there are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company Entities; and

(ix)    as of the date of this Agreement, no Company Entity has received written notice from any Governmental Authority in a jurisdiction in which such Company Entity does not file Tax Returns claiming that the Company Entity is subject to taxation by that jurisdiction.

(b)    Notwithstanding any other representation or warranty in this Article IV, (i) except to the extent Section 4.09 relates to Taxes, the representations and warranties in this Section 4.08 are the sole and exclusive representations and warranties of the Company relating to Taxes, and no other representation or warranty of the Company in this Agreement shall be construed to relate to Taxes, and (ii) nothing in this Agreement (including this Section 4.08) shall be construed as providing a representation or warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute of any Company Entity.

Section 4.09    Employee Benefits.

(a)    Section 4.09(a) of the Company Disclosure Letter lists each Company Benefit Plan.

(b)    With respect to each material Company Benefit Plan, the Company has made available to Parent, to the extent applicable, complete and accurate copies, as of the date of this Agreement, of (i) the Company Benefit Plan document and amendments thereto, (ii) for the most recent year (1) the Form 5500 and attached schedules, (2) the audited financial statements and (3) the actuarial valuation reports, if any, (iii) each trust, insurance, annuity or other funding Contract related thereto, (iv) the most recent IRS determination letter or opinion, and (v) the most recent summary plan description.

(c)    Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan has been maintained in compliance with its terms and with the requirements prescribed by ERISA, the Code and all other applicable Laws.

(d)    Except as would not reasonably be expected to result in, individually or in the aggregate, as of the date of this Agreement, a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened audits, investigations by any Governmental Authority with respect to, or other proceedings against any Company Benefit Plan or any fiduciary thereof.

(e)    Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and such plan has received a favorable determination letter or opinion to that effect from the IRS.

(f)    Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, no Company Entity has any liability for providing health, medical or other welfare benefits after retirement or other termination of employment, except for coverage or benefits required to be provided under Section 4980(B)(f) of the Code or applicable Law.

(g)    During the previous six (6) years, neither the Company, any of its Subsidiaries nor any of their respective ERISA Affiliates has maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to), (i) an employee benefit plan subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), or (iii) a “multiple employer plan” as defined in Section 210 of ERISA or Section 413(c) of the Code. No material liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by the Company that has not been satisfied in full (other than any liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course of business, all of which have been timely paid) and no condition exists that could reasonably be expected to result in any such material liability to the Company. The Company has not been required to post any security under ERISA or Section 436 of the Code with respect to any Company Benefit Plan, and no fact or event exists that could reasonably be expected to give rise to any such lien or requirement to post any such security with respect to any Company Benefit Plan.

(h)    Except as contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Merger (either alone or in combination with another event) shall result in (i) acceleration of the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefit or trigger any other material obligation under any Company Benefit Plan, (ii) any amount failing to be deductible by reason of Section 280G of the Code or (iii) the provision of any reimbursement of excise Taxes under Section 4999 of the Code.

(i)    The representations and warranties in this Section 4.09 are the sole and exclusive representations and warranties of the Company relating to Company Benefit Plans (including their compliance with any applicable Law) or ERISA, and no other representation or warranty of the Company in this Agreement shall be construed to relate to Company Benefit Plans (including their compliance with any applicable Law) or ERISA.

(j)    Each Company Benefit Plan that primarily covers Persons who are located outside of the United States of America, if intended to qualify for special Tax treatment, meets all applicable requirements in all material respects, and if required to be funded, book-reserved or secured by an insurance policy, is so funded, book-reserved or secured, based on reasonable actuarial assumptions.

Section 4.10    Labor and Employment Matters. Except as set forth on Section 4.10 of the Company Disclosure Letter, as of the date of this Agreement, no Company Entity is party to any collective bargaining agreement or similar labor union Contract with respect to any of their respective employees as of the date of this Agreement. To the Knowledge of the Company, as of the date of this Agreement, no employees of any Company Entity are represented by any labor union with respect to their employment for any Company Entity. To the Knowledge of the Company, except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement (a) there are no labor union representation or certification proceedings with respect to employees of any Company Entity pending or threatened in writing to be brought or filed with the National Labor Relations Board, (b) there are no labor union organizing activities, with respect to employees of any Company Entity and (c) there are no labor union strikes, slowdowns, work stoppages or lockouts or other material labor disputes pending or threatened in writing against or affecting any Company Entity.

Section 4.11    Litigation. Except as set forth on Section 4.11 of the Company Disclosure Letter, as of the date of this Agreement, there is no Claim before any Governmental Authority pending or, to the Knowledge of the Company, threatened in writing against any Company Entity (or, to the Knowledge of the Company, any director or officer of the Company in such capacity as director or officer), that has had, or would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. No Company Entity and is subject to any Judgment or any settlement agreement or other similar written agreement with any Governmental Authority that would have or would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. This Section 4.11 does not relate to Taxes; Company Benefit Plans (including their compliance with any applicable Law) or ERISA; Environmental Permits, Environmental Laws, Environmental Claims or Releases of Hazardous Materials; or Intellectual Property, which are addressed in Sections 4.08, 4.09, 4.13 and 4.16, respectively.

Section 4.12    Compliance with Applicable Laws.

(a)    Since August 31, 2016, through the date hereof, the Company Entities have been and are in compliance in all material respects with all applicable Laws and in compliance in all material respects with, and in possession of, all material Permits applicable to the businesses of the Company Entities, except for any failure to comply with any such Laws, as would not be material to the Company and its Subsidiaries, taken as a whole.

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since August 31, 2016, no Company Entity has voluntarily or involuntarily initiated, conducted or issued any recall, field correction, market withdrawal or replacement, safety alert, post-sale warning or other action relating to an alleged lack of safety, efficacy or regulatory compliance of any product manufactured or distributed by any Company Entity, nor has any Company Entity received any written notice that any Governmental Authority has commenced, or threatened to initiate, any action to request the recall or enjoin the manufacture or distribution of any such product. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, there are no facts which are reasonably expected to cause (i) the recall or market withdrawal of any class of product manufactured or distributed by any Company Entity, (ii) a change in the marketing classification or a material change in the labeling of any class of product manufactured or distributed by any Company Entity or (iii) a termination or suspension of the marketing of any class of product manufactured or distributed by any Company Entity due to clauses (i) or (ii) of the foregoing. This Section 4.12 does not relate to Taxes; Company Benefit Plans (including their compliance with any applicable Law) or ERISA; Environmental Permits, Environmental Laws, Environmental Claims or Releases of Hazardous Materials; or Intellectual Property, which are addressed in Sections 4.08, 4.09, 4.13 and 4.16, respectively.

Section 4.13    Environmental Matters.

(a)    The Company Entities are, and since January 1, 2016 have been, in compliance with all applicable Environmental Laws and any Permit issued pursuant to such Environmental Laws (each, an “Environmental Permit”), except for any failure to comply with any such applicable Laws or Environmental Permits as would not be material to the Company and its Subsidiaries, taken as a whole. Except for matters that have been fully resolved without any ongoing or pending cost or obligation, as of the date of this Agreement, no Company Entity has received any written communication from a Governmental Authority or other Person that alleges that any Company Entity is in violation of any Environmental Law or any Environmental Permit.

(b)    Except as would not be, or would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect:

(i)    there are no Environmental Claims pending against any Company Entity;

(ii)    to the Knowledge of the Company, since January 1, 2014, no Environmental Claims have been threatened in writing against any Company Entity;

(iii)    there are and have been no Releases of Hazardous Materials (A) by any Company Entity, or (B) at, in, on, to, or from any property currently owned, leased or operated by any Company Entity, or, to the Knowledge of the Company, at, in, on, to, or from any property formerly owned, leased or operated by any Company Entity that, in the case of clauses (A) and (B) would reasonably be expected to require any remediation, cleanup, removal, or corrective or remedial action under applicable Environmental Law, or would reasonably be expected to form the basis of any Environmental Claim against any Company Entity; and

(iv)    no Company Entity is conducting or funding, or has received written notice that it is liable for, any, remediation, cleanup, removal, or corrective or remedial action of or with respect to any Release of Hazardous Materials.

(c)    The representations and warranties in this Section 4.13 are the sole and exclusive representations and warranties of the Company relating to Environmental Permits, Environmental Laws, Environmental Claims, or Releases of Hazardous Materials, and no other representation or warranty of the Company in this Agreement shall be construed to relate to Environmental Permits, Environmental Laws, Environmental Claims, or Releases of Hazardous Materials.

Section 4.14    Contracts.

(a)    Except for this Agreement, as of the date of this Agreement, no Company Entity is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b)    Section 4.14(b) of the Company Disclosure Letter lists each of the following types of Contracts to which the Company or any Company Subsidiary is a party as of the date of this Agreement (such Contracts, together with the Filed Company Contracts, the “Material Company Contracts”):

(i)    any Contract, other than purchase orders in the ordinary course of business, for the purchase of raw materials for which payments by the Company and any Company Subsidiaries of $2,000,000 or more were made during the twelve (12) month period ended August 31, 2017;

(ii)    any Contract, other than purchase orders in the ordinary course of business, with the ten largest customers (by revenue) for each of the Company’s segments;

(iii)    all Contracts relating to Indebtedness of $1,000,000 or more, other than (A) accounts receivable and accounts payable in the ordinary course of business and (B) loans to direct or indirect wholly owned Company Subsidiaries;

(iv)    with respect to a joint venture, partnership or other similar arrangement of the Company or any Company Subsidiary that is material for the operation of the Company and its Subsidiaries, taken as a whole, any material Contract that relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of the Company Subsidiaries in, any such joint venture, partnership or other similar arrangement;

(v)    any license, consent to use, non-assertion, coexistence or similar Contract concerning Intellectual Property or software used by the Company or any of its Subsidiaries (other than Contracts with respect to commercially available software) that are material to the business of the Company and any of its Subsidiaries, taken as a whole;

(vi)    all material Contracts with any “single source” supplier that is the only supplier capable of providing the product or material under such Contract to the businesses of the Company and its Subsidiaries during the twelve (12) months prior to the date of this Agreement;

(vii)    all material Contracts and material Leases concerning the use, occupancy, management or operation of any Company Real Property leased by the Company, at which the Company operates material production facilities;

(viii)    except as would not be material to the Company and its Subsidiaries, taken as a whole, any Contract (A) containing any covenant materially limiting the right of the Company, any Company Subsidiary or any Affiliate of the Company to engage in any line of business or to compete with any person in any line of business or in any geographic region and (B) granting “most favored nation” status or containing “exclusivity” requirements obligations or similar provisions that apply to the Company and its Subsidiaries or any Affiliate of the Company;

(ix)    any Contract pursuant to which the Company or any of its Subsidiaries is bound that includes a continuing indemnification, “earn out” or other deferred or contingent payment obligation, in each case, that the Company reasonably believes would result in payments in excess of $2,000,000 other than ordinary course agreements with customers or suppliers;

(x)    any Contract between or among the Company or any of its Subsidiaries, on the one hand, and any of their respective Affiliates (other than the Company or any of its Subsidiaries), on the other hand, that involves payments of more than $500,000 in any one year;

(xi)    any Contract granting a right of first refusal or first negotiation to any third party over any material assets of the Company or any of its Subsidiaries; and

(xii)    any material Contract with any Governmental Authority.

(c)    Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Company Contract is a valid, binding and legally enforceable obligation of each Company Entity party thereto and, to the Knowledge of the Company, of the other parties thereto, subject in all respects to the Bankruptcy and Equity Exceptions, (ii) each such Material Company Contract is in full force and effect, (iii) as of the date of this Agreement, none of any Company Entity is (with or without notice or lapse of time, or both) in breach or default under any such Material Company Contract and, to the Knowledge of the Company, no other party to any such Material Company Contract is (with or without notice or lapse of time, or both) in breach or default thereunder and (iv) since August 31, 2016, the Company and its Subsidiaries have not received any written claim or written notice of default, termination or cancellation under any such Material Company Contract. The Company has furnished or made available to Parent complete and correct copies of each Material Company Contract, including any material amendments, waivers or changes thereto that are currently in effect.

Section 4.15    Real Property. Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, each Company Entity has either good title, in fee or valid leasehold, easement or other rights, to the land, buildings, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its businesses as currently conducted (collectively, the “Company Real Property”), free and clear of all Liens other than Permitted Liens. This Section 4.15 does not relate to Environmental Permits, Environmental Laws, Environmental Claims or Releases of Hazardous Materials; or Intellectual Property, which are addressed in Section 4.13 and Section 4.16, respectively.

Section 4.16    Intellectual Property.

(a)    One of the Company Entities exclusively owns each material item of the Owned Intellectual Property free and clear of all Liens (other than Permitted Liens). Each material item of the Owned Intellectual Property is (i) subsisting, and, to the Knowledge of the Company, valid and enforceable, (ii) not subject to, as of the date hereof, any Claim or outstanding Judgment that would materially adversely affect any Company Entity’s use thereof or rights thereto and (iii) to the Knowledge of the Company, currently in compliance with any and all formal applicable legal requirements necessary to maintain the validity and enforceability thereof.

(b)    To the Knowledge of the Company, as of the date of this Agreement, (i) neither the conduct of any business of any of the Company Entities nor any product or service distributed, sold or offered by any of the Company Entities infringes upon, misappropriates or otherwise violates any Person’s Intellectual Property rights or has done so since August 31, 2016, and there is no such Claim before any Governmental Authority pending or, to the Knowledge of the Company, threatened against any Company Entity since August 31, 2016, (ii) the Company Entities have the valid right to use all material Licensed Intellectual Property used by them and (iii) no Person is infringing upon, misappropriating, or otherwise violating any Owned Intellectual Property or has done so within the last since August 31, 2016.

(c)    The Company Entities have taken commercially reasonable steps to maintain the confidentiality of the material confidential Intellectual Property used by the Company Entities in connection with the business of the Company Entities. No such material confidential Intellectual Property has been disclosed by the Company Entities to any Person or, to the Knowledge of the Company, discovered by any Person except pursuant to appropriate non-disclosure or license agreements or similar obligations by operation of law. To the extent that any material Owned Intellectual Property has been conceived, developed or created for any of the Company Entities by any Person, the Company Entity has executed valid and enforceable written agreements or there exist similar obligations by operation of law with such Person with respect thereto transferring to the Company Entity the right, title and interest therein and thereto.

(d)    The Company IT Assets are adequate and operational for the business of the Company Entities as currently conducted in all material respects. Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, the Company Entities have implemented backup, security, maintenance archiving, Virus or malicious device scanning / protection measures and disaster recovery measures in connection with their business and capable of allowing the Company Entities to continue their operations, and to the Knowledge of the Company, as of the date hereof, no Person has gained unauthorized access to any Company IT Assets or the data contained therein.

(e)    The representations and warranties in this Section 4.16 are the sole and exclusive representation and warranties of the Company relating to infringement, misappropriation, or other violation of Intellectual Property, and no other representation or warranty of the Company in this Agreement shall be construed to relate thereto.

Section 4.17    Insurance. Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (a) each of the Company and the Company Subsidiaries maintains insurance policies with reputable insurance carriers against all risks of a character and in such amounts as are customarily insured against by similarly situated companies in the same or similar businesses and as the management of the Company has determined to be prudent to insure against, (b) all insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are in full force and effect and all premiums due with respect to all Insurance Policies have been paid and (c) none of the Company or any of its Subsidiaries has received written notice (i) that they are (with or without notice or lapse of time, or both) in default with respect to any obligations under any of its Insurance Policies, (ii) of cancellation or termination with respect to any Insurance Policies, or refusal or denial of any coverage, reservation of rights or rejection of any claim under any Insurance Policies, in each case that is held by, or for the benefit of, the Company or any of its Subsidiaries or (iii) of any claim pending under any Insurance Policy as to which coverage has been denied by the underwriters of such policies.

Section 4.18    Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 5.09, the Company Board has taken all actions and votes as are necessary or appropriate, so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law, and any comparable anti-takeover provisions of the amended and restated certificate of incorporation of the Company and the by-laws of the Company, are inapplicable to the execution, delivery and performance of this Agreement, the CVR Agreement and to the consummation of the Merger.

Section 4.19    Brokers’ Fees and Expenses. Except for Citigroup Global Markets Inc. (the “Company Financial Advisor”), a copy of whose engagement letter has been provided to Parent prior to the date of this Agreement, the fees and expenses of which shall be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the CVR Agreement or any transactions contemplated hereby or thereby, or the Merger based upon arrangements made by or on behalf of the Company.

Section 4.20    Opinion of Financial Advisor. The Company Board has received a written opinion of each Company Financial Advisor, dated as of February 15, 2018, to the effect that, as of the date of such opinion, and subject to the qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock (except for Parent or any Affiliate of Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 4.21    No Rights Plan. There is not in effect any stockholder rights plan, “poison pill,” antitakeover plan or other similar device that is applicable to the Merger.

Section 4.22    Affiliate Transactions. No (a) present or former executive officer or director of the Company, (b) beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the Company Common Stock or (c) Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any Person described in the foregoing clauses (a) or (b) is a party to or has engaged in any material transaction, agreement, commitment, arrangement or understanding with the Company since August 31, 2016, excluding any employee, employee benefit or similar agreement, confidentiality agreement, invention assignment agreement, noncompetition agreement, indemnification agreement with any present or former officer or director of the Company, any Company Stock Plan or any Contract in connection therewith.

Section 4.23    Anti-Corruption; Sanctions; Anti-Money Laundering.

(a)    Neither the Company nor any of the Company Subsidiaries, nor any director or officer, nor, to the Knowledge of the Company, any employee or agent of the Company or any of the Company Subsidiaries, nor any other Person acting for or on behalf of the foregoing (each, an “Associated Person”):

(i)    has in the last five (5) years made or taken an act in furtherance of an offer, promise, payment or authorization of any corrupt payment or provision of any money, property, contribution, gift, entertainment or other thing of value, directly or indirectly, to any government official (including any officer or employee of a government or government-owned or -controlled entity or of a public international organisation, or any political party or party official or candidate for political office), or any other person acting in an official capacity for or on behalf of any of the foregoing, to influence official action or secure an improper advantage, nor violated nor is in violation nor has taken any action, directly or indirectly, that could constitute a violation or result in a sanction for a violation of any Anti-Corruption Law;

(ii)    is a Sanctioned Person, nor is it now engaged in, nor has it in the last five (5) years engaged in, any dealings or transactions with or for the benefit of any Sanctioned Person, nor has it otherwise violated any Sanctions; nor

(iii)     has conducted its operations in violation of any Anti-Money Laundering Law, including applicable financial recordkeeping and reporting requirements.

(b)    Since August 31, 2016, through the date hereof, the Company and each of its Subsidiaries have conducted their operations in compliance in all material respects with all Anti-Corruption Laws and Export Control Laws.

(c)    The Company has made available to Parent complete and correct copies of all policies relating to the Company’s and the Company Subsidiaries’ compliance with: (i) Anti-Corruption Laws; (ii) Sanctions; (iii) Anti-Money Laundering Laws; (iv) Export Control Laws; and (v) engagement in programs or projects administered by any Governmental Authority.

(d)    Neither the Company nor any of the Company Subsidiaries is party to any actual or, to the Knowledge of the Company, threatened legal proceedings or outstanding enforcement action by or before any Governmental Authority relating to any breach or alleged breach of Anti-Corruption Laws, Sanctions, Anti-Money Laundering Laws or Export Control Laws, nor, to the Knowledge of the Company, are there pending governmental, administrative, or internal investigations of the Company or any of the Company Subsidiaries relating to potential violations of Anti-Corruption Laws, Sanctions, Anti-Money Laundering Laws or Export Control Laws.

(e)    Except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is party to any actual or, to the Knowledge of the Company, threatened legal proceedings or outstanding enforcement action by or before any Governmental Authority relating to any breach or alleged breach of Anti-Corruption Laws, Sanctions, Anti-Money Laundering Laws or Export Control Laws, nor, to the Knowledge of the Company, are there pending governmental, administrative, or internal investigations of the Company or any of the Company Subsidiaries relating to potential violations of Anti-Corruption Laws, Sanctions, Anti-Money Laundering Laws or Export Control Laws.

Section 4.24    No Other Representations and Warranties. Except for the representations and warranties expressly set forth in Article V, the Company specifically acknowledges and agrees that none of Parent, Merger Sub or any of their respective Affiliates, Representatives or equity holders makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity). Except for the representations and warranties expressly set forth in this Article IV, the Company hereby expressly disclaims and negates (i) any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to (1) the Company Entities or any of their respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or (2) any opinion, projection, forecast, statement, budget, estimate, advice or other similar information (including information with respect to the future revenues, earnings, results or operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of the Company Entities, as well as any other business plan and cost-related plan information of the Company Entities), made, communicated or furnished (orally or in writing), or to be made, communicated or furnished (orally or in writing), to Parent, Merger Sub or any of their respective Affiliates or its Representatives, in each case, whether made by the Company, the Company Entities or any of their respective Affiliates, Representatives or equity holders or any other Person (this clause (2), collectively, “Projections”) and (ii) all liability and responsibility for any such other representation or warranty or any Projection.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.01    Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each of Parent and Merger Sub has all requisite entity power and authority to enable it to own, operate, lease or otherwise hold its assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its businesses or the ownership, operation or leasing of its assets make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.02    Authority; Execution and Delivery; Enforceability.

(a)    Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, and, in the case of Parent, the CVR Agreement, to perform its respective obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and the CVR Agreement. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement has been, and, in the case of Parent, the CVR Agreement will be, at or prior to the Effective Time, and the consummation by each of Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement, and, in the case of Parent, the CVR Agreement, have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub covenants and agreements under this Agreement and, to consummate the Merger. Except for the filing of the Certificate of Merger and any other documents as required by the DGCL, no other corporate proceedings on the part of each of Parent or Merger Sub, respectively, are necessary to authorize this Agreement and, in the case of Parent, the CVR Agreement, or to consummate the Merger and the other transactions contemplated by this Agreement or the CVR Agreement, as applicable (other than the filing and recordation of appropriate merger documents as required by the DGCL). Such resolutions have not been amended or withdrawn as of the date of this Agreement. This Agreement has been, and, in the case of Parent, the CVR Agreement will be, at or prior to the Closing Date, duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, each such Agreement constitutes, or will constitute at the time of such authorization, execution and delivery, a legal, valid and binding obligation of each of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, subject in all respects to the Bankruptcy and Equity Exceptions.

(b)    The board of directors of Merger Sub has adopted resolutions (a) determining that it is in the best interests of Merger Sub and Parent, as Merger Sub’s sole stockholder, and declared it advisable, for Merger Sub to enter into this Agreement, (b) approving the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement and (c) resolving to recommend adoption of this Agreement by Parent, as Merger Sub’s sole stockholder. Such resolutions have not been amended or withdrawn as of the date of this Agreement.

Section 5.03    No Conflicts; Consents.

(a)    The execution and delivery of this Agreement by Parent and Merger Sub does not, or, in the case of Parent, the CVR Agreement will not, and the performance by each of Parent and Merger Sub of its covenants and agreements under this Agreement and the CVR Agreement, as applicable, and the consummation of the Merger shall not, (i) conflict with, or result in any violation of any provision of, the Organizational Documents of Parent or Merger Sub, (ii) subject to obtaining the Consents referred to in Section 5.03(b) and the Filings referred to in Section 5.03(b) being made and any applicable waiting periods or approvals referred to therein having expired or been obtained, conflict with, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, amendment or acceleration of any obligation or the creation of any Liens, or result in the loss of any benefit under any Contract or other instrument or obligation to which Parent or Merger Sub is a party or any of their respective properties or assets is bound or affected or any Permit applicable to the businesses of Parent and its Subsidiaries or (iii) subject to obtaining the Consents referred to in Section 5.03(b) and making the Filings referred to in Section 5.03(b) and any applicable waiting periods or approvals referred to therein having expired or been obtained, conflict with, or result in any violation of any provision of, any Judgment or applicable Law, in each case, applicable to Parent or Merger Sub or their respective properties or assets, except for, in the case of the foregoing clauses (ii) and (iii), any matter that would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

(b)    No Consent of or from, or Filing made to or with, any Governmental Authority, is required to be obtained or made by Parent or any Subsidiary of Parent in connection with Parent’s and Merger Sub’s execution and delivery of this Agreement, and, in the case of Parent, the CVR Agreement or their performance of their covenants and agreements under this Agreement or the CVR Agreement, as applicable, or the consummation of the Merger, except for the following:

(i)     the filing with the SEC of such reports under, and such other compliance with, the Exchange Act or the Securities Act, and the rules and regulations of the SEC promulgated thereunder, as may be required in connection with this Agreement;

(ii)    (1) the filing with the U.S. Department of Justice and the Federal Trade Commission of a Notification and Report Form pursuant to the HSR Act with respect to the Merger, (2) the HSR Clearance and (3) any other Consents or Filings that are required to be obtained or made under any Antitrust Law in connection with the Merger;

(iii)    submission to CFIUS of the CFIUS Notice and receipt of the CFIUS Approval; and

(iv)    such other Filings and Consents the failure of which to make or obtain would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04    Litigation. There is no Claim before any Governmental Authority pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that would result in or would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect. There is no Judgment outstanding against Parent or Merger Sub that would result in or would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05    Compliance with Applicable Laws. Except as would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, Parent and Merger Sub are in compliance with all applicable Laws and material Permits applicable to the businesses of Parent and Parent’s Subsidiaries.

Section 5.06    Availability of Funds. Parent shall have reasonable access to (subject to customary drawdown or similar notices to lenders and agents under its debt facilities) and, at a reasonable time prior to the Closing, Parent and Merger Sub will collectively have sufficient cash, marketable securities and other sources of immediately available funds necessary (i) to purchase any shares of Company Common Stock that Merger Sub becomes obligated to purchase and pay the Merger Consideration of such shares pursuant to this Agreement, (ii) to repay or refinance any Indebtedness required to be repaid, refinanced, terminated or otherwise satisfied as a result of the consummation of the Merger and any costs or other fees in connection therewith, including the repayment of the Company Credit Agreement and (iii) to pay any other amounts incurred or otherwise payable by Parent or Merger Sub in connection with the Merger or the other transactions contemplated by this Agreement. Parent has, and shall cause Merger Sub to have at the Closing, the financial resources and capabilities to fully perform its obligations under this Agreement.

Section 5.07    Brokers’ Fees and Expenses. Except for any Person set forth on Section 5.07 of the Parent Disclosure Letter, the fees and expenses of which shall be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.08    Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, no par value per share. All outstanding shares of capital stock of Merger Sub are duly authorized, validly issued, fully paid and nonassessable. Parent, directly or indirectly, owns all of the outstanding shares of capital stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations, and shall not at any time prior to the Effective Time engage in any business activities or conduct any operations, in each case, other than in connection with the Merger and the other transactions contemplated by this Agreement.

Section 5.09    Ownership of Company Common Stock. None of Parent, any Subsidiary of Parent or any other Affiliate of Parent “beneficially owns” (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of Company Common Stock or any other Equity Securities. There are no voting trusts or other agreements or understandings to which Parent or Merger Sub or any Person controlling or controlled by Parent or Merger Sub is a party, with respect to the voting of the Company Common Stock.

Section 5.10    Solvency. Assuming the accuracy, in all material respects, of the representations and warranties of the Company in Article IV that relate to the subject matter of clauses (a)–(c) of this Section 5.10, after giving effect to the Merger and the other transactions contemplated by this Agreement, the payment of all amounts required to be paid in connection with the consummation of the transactions contemplated in this Agreement (including payment of all amounts payable under Article I in connection with or as a result of the Merger) and the payment of all related fees and expenses, Parent and its consolidated Subsidiaries (including the Company Entities) shall be Solvent as of the Closing Date immediately after the consummation of the transactions contemplated by this Agreement. For purposes of this Agreement, the term “Solvent” when used with respect to any Person, shall mean that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the sum of the value of all “liabilities of such Person, including contingent and other liabilities” as of such date, and the capital of such Person as computed in accordance with applicable Law as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that shall be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person shall not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged after such date, and (c) such Person shall be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” mean that such Person shall be able to generate enough cash from operations, asset dispositions or refinancings, or a combination thereof, to meet its obligations as they become due. Parent is not entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company Entities.

Section 5.11     No Other Representations and Warranties. Except for the representations and warranties expressly set forth in Article IV, each of Parent and Merger Sub (i) (1) specifically acknowledges and agrees that neither the Company, the Company Entities nor any of their respective Affiliates, Representatives or equity holders nor any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to the Company Entities or their respective businesses, assets, employees, Permits, liabilities, operations, prospects, condition (financial or otherwise) or any Projection, and (2) hereby expressly waives and relinquishes any and all rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or relating to any such other representation or warranty or any Projection, (ii) specifically acknowledges and agrees to the Company’s express disclaimer and negation of any such other representation or warranty or any Projection and of all liability and responsibility for any such other representation or warranty or any Projection and (iii) except with respect to fraud, expressly waives and relinquishes any and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) against (1) the Company in connection with the accuracy, completeness or materiality of any Projection and (2) any Affiliate of the Company or the Company’s or any such Affiliate’s respective Representatives or equity holders, and hereby specifically acknowledges and agrees that such Affiliate of the Company or the Company’s or any such Affiliate’s respective Representatives or equity holders shall have no liability or obligations, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter of this Agreement, including (A) for any alleged nondisclosure or misrepresentations made by any such Person or (B) in connection with the accuracy, completeness or materiality of any Projection. Each of Parent and Merger Sub acknowledges and agrees that (1) it has conducted to its satisfaction its own independent investigation of the transactions contemplated by this Agreement (including with respect to the Company Entities and their respective businesses, operations, assets and liabilities) and, in making its determination to enter into this Agreement and proceed with the transactions contemplated by this Agreement, has relied solely on the results of such independent investigation and the representations and warranties expressly set forth in Article IV, respectively, and (2) except for the representations and warranties expressly set forth in Article IV, it has not relied on, or been induced by, any representation, warranty or other statement of or by the Company or any of its Affiliates, Representatives or equity holders or any other Person, including any Projection with respect to the Company Entities or any of their respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or any Projection, in determining to enter into this Agreement and proceed with the transactions contemplated by this Agreement.

ARTICLE VI

COVENANTS

Section 6.01    Conduct of Business.

(a)    Conduct of Business by the Company. Except (i) for matters set forth on Section 6.01(a) of the Company Disclosure Letter or as otherwise expressly permitted or expressly required by this Agreement or for matters required by a Governmental Authority or by applicable Law or (ii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company shall, and shall cause each Company Subsidiary to, (x) conduct its businesses in the ordinary course of business in all material respects, and (y) use commercially reasonable efforts to (A) preserve substantially intact the business organization of the Company and the Company Subsidiaries, (B) keep available the services of their respective present officers and employees, (C) operate its manufacturing and other facilities in accordance with applicable Law and past practice as the management of the Company has determined to be prudent, and (D) preserve their respective relationships with manufacturers, suppliers, vendors, distributors, Governmental Authorities, customers, licensors, licensees and others with which it has material business relationships; provided, however, that no action or failure to take action with respect to matters specifically addressed by any of the provisions of Section 6.01(b) shall constitute a breach under this sentence unless such action or failure to take action would constitute a breach of Section 6.01(b).

(b)    Certain Prohibited Actions. Without limiting the generality of Section 6.01(a), except (x) for matters set forth in the Company Disclosure Letter or as otherwise expressly permitted or expressly required by this Agreement, or for matters required by a Governmental Authority or by applicable Law, or (y) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i)    declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, except for (1) quarterly cash dividends payable by the Company or any Company Subsidiary in respect of shares of Company Common Stock in the amounts set forth on Section 6.01(b)(i) of the Company Disclosure Letter, (2) quarterly cash dividends payable by the Company or any Company Subsidiary in respect of shares of Company Convertible Special Stock or amounts payable, in each case, pursuant to the Certificate of Designation, (3) dividends and distributions by a direct or indirect Company Subsidiary to its parent, the Company or any other wholly owned Subsidiary of the Company and (4) a “stub period” dividend to holders of record of Company Common Stock as of immediately prior to the Effective Time equal to the product of (A) the number of days from the record date for payment of the last quarterly dividend paid by the Company prior to the Effective Time, multiplied by (B) a daily dividend rate determined by dividing the amount of the last quarterly dividend prior to the Effective Time by ninety-one (91);

(ii)    amend any of its Organizational Documents in any material respect, except, as may be required by Law or the rules and regulations of the SEC or the Nasdaq;

(iii)    except as permitted by Section 6.01(b)(v), split, combine, consolidate, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities or other rights convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

(iv)    repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or voting securities of, or equity interests in, any Company Entity or any securities of any Company Entity or other rights convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, any Company Entity, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, except for (1) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Options in order to pay the exercise price thereof, (2) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company Equity Awards and (3) the acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards;

(v)    issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien other than Permitted Liens on any Equity Securities, in each case, except for the issuance of shares of Company Common Stock pursuant to the exercise of Company Options or the settlement of Company PSUs and Company RSUs or the purchase of Company Common Stock pursuant to the terms of the Company ESPP;

(vi)    (1) other than in the ordinary course of business, and except for merit- or promotion-based increases in base salary or grants or payments of bonus and long-term incentive cash awards in the ordinary course of business, increase the compensation or benefits payable or to become payable to any Company Personnel, (2) other than in the ordinary course of business, establish, adopt, enter into, amend in any material respect or terminate any material Company Benefit Plan (or any plan or agreement that would be a Company Benefit Plan if in existence on the date of this Agreement) or (3) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits under any Company Benefit Plan; provided, however, that any Company Entity may take any such action to the extent required by Law or the terms of an existing Contract or Company Benefit Plan;

(vii)    other than in the ordinary course of business, hire or terminate the employment of any Company Personnel (or any individual who would be Company Personnel if employed on the date hereof);

(viii)    adopt, enter into, terminate or materially amend any collective bargaining agreement or any similar agreement;

(ix)    make any material change in financial accounting methods, principles or practices, except to the extent required by a change in applicable Law or GAAP or by any Governmental Authority (including the SEC or the Public Company Accounting Oversight Board);

(x)    make any acquisition of any business (including by merger, consolidation or acquisition of stock or assets or other similar transaction), except for any acquisition for consideration that is individually not in excess of $1,000,000 or in the aggregate not in excess of $5,000,000;

(xi)    sell, lease or otherwise transfer any of its assets, securities, properties, interests or businesses (excluding any Intellectual Property), including among Company Entities, other than in the ordinary course of business (i) pursuant to existing contracts or commitments, (ii) sales of (x) product inventory, (y) excess raw materials or (z) obsolete or surplus equipment, or (iii) with value or purchase price of less than $500,000, individually, or $2,500,000, in the aggregate;

(xii)    make any loans, advances or capital contributions to, or investments in, or assume, guarantee or endorse, or otherwise become responsible for, the obligations of, any other Person (other than (i) loans or advances between and among the

Company and/or any of its wholly owned Subsidiaries and (ii) capital contributions to or investments in wholly owned Subsidiaries which, in the case of clauses (i) and (ii), would not result in any liability (Tax or otherwise) to any third party arising therefrom or related thereto being imposed on the Company or its Subsidiaries).

(xiii)    incur any Indebtedness, except for (1) the incurrence of additional Indebtedness not to exceed $10,000,000; (2) Indebtedness as reasonably necessary to finance any capital expenditures permitted under Section 6.01(b)(xiv), (3) Indebtedness in replacement of existing Indebtedness (upon comparable terms), (4) guarantees by the Company of existing Indebtedness of any wholly owned Company Subsidiary, (5) guarantees and other credit support by the Company of obligations of any wholly owned Company Subsidiary or (6) borrowings under the existing facilities set forth on Section 6.01(b)(xiii) of the Company Disclosure Letter (or replacements thereof on comparable terms) in the ordinary course of business;

(xiv)    make any capital expenditure, except for capital expenditures (1) in the ordinary course of business that do not exceed $1,000,000 individually or $5,000,000 in the aggregate, or (2) in accordance with the schedule set forth on Section 6.01(b)(xiv) of the Company Disclosure Letter, plus a 10% variance for each principal category set forth in such schedule;

(xv)    enter into, modify, amend or renew (in each case, other than in the ordinary course of business), or terminate or waive any material right under, any Material Company Contract (except for (1) any modification, amendment, termination or waiver in the ordinary course of business or (2) a termination without material penalty or the loss of a material benefit to the Company Entities) or any Contract that would be deemed a Material Company Contract if it had been entered into prior to the date of this Agreement;

(xvi)    (1) make, revoke or change any material Tax election (including, without limitation, any election pursuant to Treasury Regulations Section 301.7701-3 to change the U.S. federal income tax classification of any of the Company Entities) or change any material method of Tax accounting, (2) amend any material Tax Return (except in the ordinary course of business), (3) settle or compromise any audit, ruling, or proceeding relating to a material amount of Taxes, (4) make a request for a material Tax ruling, (5) enter into any material closing agreement with respect to Taxes, (6) agree to an extension or waiver of the statute of limitations period with respect to the assessment or determination of a material amount of Taxes, or (7) incur any material Tax liability outside the ordinary course of business;

(xvii)    adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(xviii)    adopt or implement any stockholder rights plan or similar arrangement;

(xix)    terminate (or fail to maintain in full force and to replace) or materially modify any existing Insurance Policies or comparable replacement policies, in the case of maintenance or replacement, to the extent available for a similar cost to the premium being paid as of the date of this Agreement;

(xx)    (A) waive, release, assign, settle or compromise any Claim against any Company Entity, except for waivers, releases, assignments, settlements or compromises (x) involving the payment of monetary damages, provided that the amount of monetary damages to be paid by the Company Entities does not exceed $1,000,000, individually, or $5,000,000, in the aggregate, in each case, in excess of the proceeds received or to be received from any insurance policies in connection with such payment or (y) involving any nonmonetary terms and conditions thereof, which would not require any actions or impose any material restrictions on the business or operations of the Company and the Company Subsidiaries, or after the Effective Time, Parent or its Subsidiaries; provided that, in the case of clauses (x) and (y), such settlement or compromise does not include the admission of wrongdoing by the Company or any Company Subsidiary; (B) settle or compromise any material investigation or inquiry by any Governmental Authority, including by entering into any consent decree or other similar agreement; (C) waive, release or assign any claims or rights of material value; or (D) except for any settlement solely for cash and for which the Company has no liability or material ongoing obligation (other than execution of a customary release), (1) waive, release, assign, settle or compromise any Claim (as defined in the CVR Agreement), (2) take any action or omit to take any action in respect of any Claim (as defined in the CVR Agreement) if such action or omission would result in any obligation or liability of any Company Entity, or (3) incur any Claims Expenses (as defined in the CVR Agreement) relating to litigation claims other than Claims Expenses in accordance with the schedule set forth on Section 6.01(b)(xx) of the Company Disclosure Letter;

(xxi)    enter into any partnership, joint venture or similar business organization;

(xxii)    (A) abandon, dedicate to the public, sell, assign, transfer or encumber (other than with Permitted Liens) any material Owned Intellectual Property, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect the Company Entity’s interest in such material Owned Intellectual Property, (B) license any material Company Intellectual Property to any third party, other than non-exclusive licenses granted in the ordinary course of business or (C) disclose any material confidential information or confidential Company Intellectual Property to any Person, other than subject to confidentiality or non-disclosure agreements protecting against disclosure thereof, in each case in the ordinary course of business, or to Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement; or

(xxiii)    agree, authorize, resolve, announce an intention, enter into any formal or informal Contract or otherwise make a commitment, to do any of the foregoing.

(c)    No Control of the Company’s Business. Without limiting Section 6.01(a) and Section 6.01(b), Parent acknowledges and agrees that (i) nothing in this Agreement, including Section 6.01(a) and Section 6.01(b), is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of any Company Entity prior to the Effective Time, and (ii) prior to the Effective Time, subject to the terms and conditions of this Agreement, the Company shall exercise complete control and supervision over the Company Entities’ respective operations.

(d)    Conduct of Business by Parent. Except as expressly permitted, contemplated or required by this Agreement (including Section 6.04), as required by applicable Law or with the prior written consent of the Company, from the date of this Agreement to the Effective Time, each of Parent and Merger Sub shall not take any action that is intended to, or would be reasonably likely to, materially impair, interfere with, hinder or delay the ability of Parent, the Company or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement in accordance with the terms of this Agreement.

Section 6.02    No Solicitation by the Company; Company Board Recommendation.

(a)    The Company shall not, shall cause its Affiliates and shall direct its Affiliates’ respective Representatives not to, (i) directly or indirectly solicit, initiate or knowingly encourage, or facilitate any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal, in each case, except for this Agreement and the transactions contemplated by this Agreement, or (ii) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any Person (except for the Company’s Affiliates and its and their respective Representatives or Parent and Parent’s Affiliates and its and their respective Representatives) regarding, or furnish to any such Person, any nonpublic information with respect to any Company Takeover Proposal or any inquiry or proposal that would reasonably be expected to lead to a Company Takeover Proposal; provided, however, that (1) ministerial acts, such as answering unsolicited phone calls, shall not be deemed to “facilitate” for purposes of, or otherwise to constitute a breach of, this Section 6.02 and (2) the Company, its Affiliates and their respective Representatives shall be permitted to inform any such Person of the existence of this Section 6.02 or contact any such Person to ascertain facts or clarify terms and conditions of any such Company Takeover Proposal or any such inquiry or proposal. The Company shall, and shall cause its Affiliates and shall direct its and its Affiliates’ respective Representatives to, immediately cease all existing discussions, communications or negotiations with any Person (except for the Company’s Affiliates and its and their respective Representatives or Parent and Parent’s Affiliates and its and their respective Representatives) conducted prior to the date of this Agreement with respect to any Company Takeover Proposal, promptly request the prompt return or destruction of all confidential information previously furnished and immediately terminate all physical and electronic data room access previously granted to any such Person, its Affiliates or its Representatives. Notwithstanding anything to the contrary in this Agreement, at any time prior to the time that the Company Stockholder Approval is obtained, in response to the receipt of a written Company Takeover Proposal made after the date of this Agreement which has not resulted from a violation of this Section 6.02 and that the Company Board determines in good faith (after consultation with the Company’s outside legal counsel and a financial advisor) constitutes or could reasonably be expected to constitute a Superior Company Proposal, the Company and its

Representatives may, subject to compliance with this Section 6.02, (A) furnish information with respect to the Company Entities to the Person making such Company Takeover Proposal (and such Person’s Representatives) pursuant to a customary confidentiality agreement with terms no less restrictive, in the aggregate, than those contained in the Confidentiality Agreement; provided that all such information has previously been provided to Parent or its Representatives or is provided to Parent or its Representatives prior to or promptly after the provision of such information to such Person, and (B) participate in discussions regarding the terms of such Company Takeover Proposal, including terms of a Company Acquisition Agreement with respect thereto, and the negotiation of such terms and such Company Acquisition Agreement with the Person making such Company Takeover Proposal (and such Person’s Representatives). In addition to the requirements set forth above, the Company Board shall not take any of the actions referred to in clauses (A) and (B) above unless the Company shall have first delivered to Parent written notice advising Parent that the Company intends to take such action, and the Company shall continue to advise Parent, on a reasonably current basis, after taking such action of the status and material terms of any discussions and negotiations with the applicable third party. The Company shall not, and shall cause each of its Subsidiaries not to, terminate, waive, amend or modify any provision of any existing standstill or confidentiality agreement to which it or any of its Subsidiaries is a party, and the Company shall, and shall cause its Subsidiaries to, enforce the provisions of any such agreement, in each case, with respect to the submission of any Company Takeover Proposal; provided, however, that the Company may grant a waiver of, and shall not be obligated to enforce, any such provision (I) to the extent necessary to allow a Company Takeover Proposal to be made to the Company or the Company Board (or any committee thereof) and (II) if the Company Board has determined in good faith, after consultation with outside legal counsel, that the failure to grant such waiver would be inconsistent with its fiduciary duties under applicable Law.

(b)    Except as set forth in Section 6.02(c), Section 6.02(d) and Section 6.02(f), and except for the public disclosure of a Recommendation Change Notice, the Company Board shall not (i) withdraw, change, qualify, withhold or modify in any manner adverse to Parent, or propose publicly to withdraw, change, qualify, withhold or modify in any manner adverse to Parent, the Company Board Recommendation, (ii) adopt, approve or recommend, or propose publicly to adopt, approve or recommend, any Company Takeover Proposal, (iii) fail to include in the Proxy Statement the Company Board Recommendation or (iv) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (except for a recommendation against any such offer or a customary “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act), or (v) formally resolve to effect or publicly announce an intention to effect any of the foregoing (any action in the foregoing clauses (i)–(iv) being referred to as a “Company Adverse Recommendation Change”). Except as set forth in Section 6.02(a), Section 6.02(c) and Section 6.02(f), including any confidentiality agreement entered into in accordance with Section 6.02(a), the Company Board shall not authorize, permit, approve or recommend, or propose publicly to authorize, permit, approve or recommend, or allow the Company or any of its Affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Company Takeover Proposal, or requiring, or that would reasonably be expected to cause, the Company to abandon or terminate this Agreement (a “Company Acquisition Agreement”).

(c)    Notwithstanding anything to the contrary in this Agreement, at any time prior to the time that the Company Stockholder Approval is obtained, in response to the Company’s receipt of a Superior Company Proposal, the Company Board may make a Company Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(c)(i), in each case, if the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to make a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 8.01(c)(i), as applicable, would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that the Company Board may not make such a Company Adverse Recommendation Change or so terminate this Agreement pursuant to Section 8.01(c)(i) unless (1) the Company Board has delivered to Parent prior written notice that the Company Board intends to make a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 8.01(c)(i) (a “Recommendation Change Notice”), which Recommendation Change Notice shall, at the Company’s option, (A) attach the most current draft of any proposed Company Acquisition Agreement with respect to such Superior Company Proposal or (B) include a summary of the material terms and conditions of such Superior Company Proposal, including the amount and type of consideration offered, the identity of the Person or group of Persons making the Superior Company Proposal, the proposed transaction structure and proposed financing, if any, (2) if requested by Parent, during the four (4) Business Day period after delivery of the Recommendation Change Notice, the Company and its Representatives shall negotiate in good faith with Parent and its Representatives regarding any revisions to this Agreement proposed by Parent, and (3) no earlier than the end of such four (4) Business Day period, the Company Board (after consultation with outside legal counsel and a financial advisor), shall have determined in good faith, after considering the terms of any proposed revision to this Agreement proposed by Parent during such four (4) Business Day period, that such Company Takeover Proposal continues to constitute a Superior Company Proposal and that the failure to make a Company Adverse Recommendation Change or to terminate this Agreement pursuant to Section 8.01(c)(i) in connection therewith, would be inconsistent with its fiduciary duties under applicable Law; provided, however, that, if any revision to the financial terms or any other material revisions are made to any such Superior Company Proposal, the Company Board shall deliver a new notice to Parent as provided above, during which notice period the Company shall be required to comply with the requirements of this Section 6.02(c) anew, except that such new notice period shall be for two (2) Business Days.

(d)    Notwithstanding anything to the contrary in this Agreement, at any time prior to the time that the Company Stockholder Approval is obtained, in response to a Company Intervening Event, the Company Board may make a Company Adverse Recommendation Change if the Company Board determines in good faith (after consultation with outside legal counsel and a financial advisor) that the failure to make a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that the Company Board may not make such Company Adverse Recommendation Change unless (1) the Company Board has delivered to Parent a Recommendation Change Notice describing in reasonable detail such Company Intervening Event and the reasons for such Company Adverse Recommendation Change, (2) if requested by Parent, during the four (4) Business Day period after delivery of the Recommendation Change Notice, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions to this Agreement proposed by Parent, and (3) no earlier than the end of such four (4) Business Day period, the Company Board (after consultation with outside legal counsel and a financial advisor) shall have determined in good faith, after considering the terms of any revision to this Agreement proposed by Parent during such four (4) Business Day period, that the failure to make a Company Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law.

(e)    Reasonably promptly (and, in any event, within one Business Day (but in no event longer than forty-eight (48) hours)) following receipt by any executive officer of the Company or any executive officer of the Company being made aware of receipt by any of its Representatives of any Company Takeover Proposal or any inquiry, proposal or offer, including any request for non-public information, that constitutes or would reasonably be expected to lead to a Company Takeover Proposal, the Company shall notify Parent orally and in writing of any such Company Takeover Proposal, inquiry, proposal or offer, the material terms and conditions of any such Company Takeover Proposal, inquiry, proposal or offer (including drafts and final versions of definitive agreements, letters of intent, term sheets or commitment letters related thereto, including schedules and exhibits to such documents) and the identity of the Person making any such Company Takeover Proposal, inquiry, proposal or offer. The Company shall keep Parent reasonably informed on a reasonably current basis of the material terms and status (including any change to the material terms thereof) of any such Company Takeover Proposal inquiry, proposal or offer (and, in any event, within one Business Day (but in no event longer than forty-eight (48) hours)). The Company shall promptly (and, in any event, within twenty-four (24) hours) following a determination by the Company Board that a Company Takeover Proposal is a Superior Company Proposal, notify Parent of such determination.

(f)    Nothing in this Section 6.02 shall prohibit the Company from (i) complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act or (ii) making any disclosure to the Company Stockholders if, in the good-faith judgment of the Company Board (after consultation with outside legal counsel) failure to so disclose would be inconsistent with its obligations under applicable Law; provided that any Company Adverse Recommendation Change may only be made in accordance with Section 6.02(c) and Section 6.02(d). For the avoidance of doubt, a factually accurate public statement that describes the Company’s receipt of a Company Takeover Proposal and the operation of this Agreement with respect thereto shall not be deemed a Company Adverse Recommendation Change.

(g)    For purposes of this Agreement:

(i)    “Company Takeover Proposal” means any proposal or offer (whether or not in writing), with respect to, in one or a series of transactions, any (1) merger, consolidation, share exchange, other business combination, recapitalization, liquidation, dissolution, reorganization or similar transaction involving the Company or any of its Subsidiaries that would result in any Person or group of Persons beneficially owning, directly or indirectly, 20% or more of any class of any class of capital stock (or securities convertible into or exchangeable for any class of capital stock), or 20% or more of the voting power, of the Company or any of its Subsidiaries, (2) sale, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company Entities representing 20% or more of the consolidated revenues, net income or assets of the Company Entities, taken as a whole, (3) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of any class of capital stock, or 20% or more of the voting power of the Company, (4) transaction (including any tender offer or exchange offer) in which any Person (or the stockholders of any Person) would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of 20% or more of any class of capital stock (or securities convertible into or exchangeable for any class of capital stock) of the Company or (5) any combination of the foregoing (in each case, other than the Merger or the other transactions contemplated by this Agreement).

(ii)    “Superior Company Proposal” means a bona fide written Company Takeover Proposal (provided that, for purposes of this definition, references in the definition of Company Takeover Proposal to “20% or more” shall be deemed references to “more than 50%”), made by any Person or group of Persons (other than Parent or any of its Subsidiaries) after the date of this Agreement, which Company Takeover Proposal the Company Board determines in good faith, after consultation with outside legal counsel and a financial advisor, and taking into account the legal, financial, regulatory and other aspects of such Company Takeover Proposal (including the identity of the Person making the Company Takeover Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements, conditions to consummation and availability of necessary financing) as the Company Board deems relevant is more favorable to the holders of Company Common Stock than the transactions contemplated by this Agreement (after taking into account any proposed revisions to the terms of this Agreement that are committed to in writing by Parent (including pursuant to Section 6.02(c)).

(iii)    “Company Intervening Event” means any material fact, circumstance, effect, change, event or development first occurring or arising after the date of this Agreement that (1) is unknown to, or not reasonably foreseeable by, the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known, understood or reasonably foreseeable by the Company Board as of the date of this Agreement), (2) does not relate to or involve any Company Takeover Proposal, (3) becomes known to or by the Company Board prior to the Closing, and (4) is not a result of, or does not relate to, a breach of this Agreement by the Company; provided, however, that (A) any events, changes or circumstances relating to Parent, Merger Sub or any of their Affiliates, including the announcement or pendency of this Agreement or the transactions contemplated hereby, (B) clearance of the Merger and the transactions contemplated hereby under the HSR Act or compliance with any other Antitrust Laws, (C) the fact that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement, or (D) changes after the date of this Agreement in the market price or trading volume of the Shares or the credit rating of the Company shall not be taken into account in determining whether a Company Intervening Event has occurred or is reasonably likely to occur.

Section 6.03    Preparation of the Proxy Statement; Company Stockholders Meeting.

(a)    As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC a proxy statement to be mailed to the Company Stockholders relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) in preliminary form. Each of Parent and Merger Sub shall furnish all information concerning itself and its Affiliates to the Company, and provide such other assistance, as may be reasonably requested by the Company or the Company’s outside legal counsel in connection with the preparation, filing and distribution of the Proxy Statement.

(b)    The Company agrees that (i) none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company Stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) except with respect to any information supplied to the Company by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder. Parent and Merger Sub agree that none of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company Stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c)    The Company shall promptly notify Parent after the receipt of any comments from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement and shall provide Parent with copies of all comments and material correspondence between it and its Affiliates and Representatives, on the one hand, and the SEC, on the other hand. Further:

(i)    each of the Company and Parent shall use its reasonable best efforts (1) to respond as promptly as reasonably practicable to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement and (2) to have the SEC advise the Company as promptly as reasonably practicable that the SEC has no further comments on the Proxy Statement;

(ii)    the Company shall file the Proxy Statement in definitive form with the SEC and cause such definitive Proxy Statement to be mailed to the Company Stockholders as promptly as reasonably practicable after the SEC advises the Company that the SEC has no further comments on the Proxy Statement; and

(iii)    the Company shall include the Company Board Recommendation in the preliminary and definitive Proxy Statements.

(d)    Notwithstanding anything to the contrary herein, prior to filing the Proxy Statement in preliminary form with the SEC, responding to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement or mailing the Proxy Statement in definitive form to the Company Stockholders, the Company shall provide Parent with an opportunity to review and comment on such document or response and consider in good faith any of Parent’s comments thereon. Each Party shall use its reasonable best efforts to have the SEC advise the Company, as promptly as reasonably practicable after the filing of the preliminary Proxy Statement, that the SEC has no further comments on the Proxy Statement, and each of the Company and Parent shall also take any other action (except for qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Merger.

(e)    If, prior to the Effective Time, any event occurs with respect to Parent or any Parent Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company Stockholders. Nothing in this Section 6.03(e) shall limit the obligations of any Party under Section 6.03(a).

(f)    If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and, as required by Law, in disseminating the information contained in such amendment or supplement to Parent’s stockholders and the Company Stockholders. Nothing in this Section 6.03(f) shall limit the obligations of any Party under Section 6.03(a).

(g)    In accordance with the restated certificate of incorporation, as amended, of the Company and the by-laws of the Company, (i) the Company shall, as soon as practicable after the mailing of the definitive Proxy Statement to the Company Stockholders, duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of considering and taking action on this Agreement and the Merger and (ii) solicit from its stockholders proxies in favor of the adoption of this Agreement and the transactions contemplated hereby. Neither the commencement, disclosure, announcement or submission to the Company of any Company Takeover Proposal (whether or not a Superior Company Proposal), nor any furnishing of information, discussions or negotiations with respect thereto, nor any decision or action by the Company Board to effect a Company Adverse Recommendation Change shall limit or otherwise affect the Company’s obligation to call, give notice of, convene and hold the Company Stockholders’ Meeting and to submit this Agreement for adoption at the Company Stockholders’ Meeting. The Company agrees that it shall not submit to a vote of the Company Stockholders any Company Takeover Proposal or Company Acquisition Agreement (in either case, whether or not a Superior Company Proposal) prior to the vote of the Company Stockholders regarding the adoption of this Agreement at the Company Stockholders’ Meeting. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Stockholders’ Meeting to the extent the Company reasonably determines after consultation with outside counsel that any supplement or amendment to the Proxy Statement is required by Law to be provided to the Company Stockholders or, if as of the time of the Company Stockholders’ Meeting, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting; provided, however, that the Company may not adjourn or postpone the Company Stockholders’ Meeting more than 30 days after the date for which the Company Stockholders’ Meeting was originally scheduled or to a date on or after three (3) Business Days prior to the End Date.

(h)    The Company shall be responsible for 100% of the fees, costs and expenses, including any filing fees, associated with the preparation, filing and mailing of the Proxy Statement.

Section 6.04    Access to Information; Confidentiality.

(a)    Subject to applicable Law and the Confidentiality Agreement, the Company shall, and shall cause each of the Company Subsidiaries to, (i) provide Parent and its Representatives reasonable access (at Parent’s sole cost and expense), during normal business hours and upon reasonable advance notice, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.01, to the Company’s offices, properties, books and records, contracts, and Company designated personnel, in each case for any reasonable business purpose related to the consummation of the transactions contemplated herein and (ii) cooperate with Parent and promptly provide any reasonable information and any assistance as Parent may reasonably request in connection with (A) the consummation of the transactions contemplated by this Agreement, including with respect to the integration of the business of the Company and its Subsidiaries with the business of Parent and its Subsidiaries and (B) the matters set forth in Section 6.04 of the Company Disclosure Letter; provided, however, that (A) any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the applicable Company Entity and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company Entities, and (B) the Company may withhold from Parent or its Representatives any document or information that the Company reasonably believes (w) is subject to the terms of a confidentiality agreement with a third party or another contract otherwise restricting such access (provided that the Company shall use its commercially reasonable efforts to obtain the required consent of such third party to disclose such document or information), (x) is subject to any attorney-client or other legal privilege (provided that the Company shall use its commercially reasonable best efforts to allow the disclosure of such document or information (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege), (y) is commercially sensitive (provided that, to the extent not prohibited by applicable Law, the Company will use its commercially reasonable efforts to provide such access pursuant to a customary “clean team” arrangement with Parent) or (z) disclosure of such document or information to Parent or its Representatives would violate any Law (provided that the Company shall use its commercially reasonable efforts to provide such access or make such disclosure in a manner that does not violate Law). Notwithstanding anything contained in this Agreement to the contrary, the Company shall not be required to provide any access or make any disclosure to Parent pursuant to this Section 6.04 to the extent such access or information is reasonably pertinent to a litigation where the Company or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties.

(b)    Each of Parent and Merger Sub agrees that it shall not, and shall cause their respective Affiliates and Representatives not to, prior to the Effective Time, use any information obtained pursuant to this Section 6.04 for any competitive or other purpose unrelated to the consummation of the Merger.

(c)    All documents and information exchanged pursuant to this Section 6.04 shall be subject to the letter agreement, dated as of October 27, 2017, between the Company and Lyondell Chemical Company (the “Confidentiality Agreement”), as if each of Parent and Merger Sub were subject to the obligations of Lyondell Chemical Company under the Confidentiality Agreement. If this Agreement is terminated pursuant to Section 8.01, the Company, on the one hand, and Parent and Merger Sub on behalf of Lyondell Chemical Company, on the other hand, agree that the Confidentiality Agreement shall automatically be deemed to be amended and restated such that (i) paragraph 6 of the Confidentiality Agreement shall remain in effect for twelve (12) months after the date of such termination, as if the Parties had never entered into this Agreement, and (ii) the other provisions of the Confidentiality Agreement shall remain in effect for two (2) years after such termination, in each case, as if the Parties had never entered into this Agreement.

Section 6.05    Further Actions; Regulatory Approvals; Required Actions.

(a)    Subject to the terms and conditions of this Agreement, each Party shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and to cooperate with the other Parties in doing, all things necessary to cause the conditions to the Closing set forth in Article VII to be satisfied as promptly as reasonably practicable and to effect the Closing as promptly as reasonably practicable, including (i) making all necessary Filings with Governmental Authorities or third parties, (ii) requesting early termination of the waiting period under the HSR Act applicable to the Merger and using reasonable best efforts to obtain the HSR Clearance and all other Consents of Governmental Authorities that are necessary to consummate the Merger as promptly as reasonably practicable and (iii) using reasonable best efforts to obtain consents, approvals or waivers from third parties that are necessary to consummate the Merger. Parent shall be responsible for 100% of the fees, costs and expenses (except for the fees, costs and expenses of the Company’s advisors), including any filing fees, associated with any Filings or Consents contemplated by this Section 6.05.

(b)    In connection with and without limiting the generality of Section 6.05(a), each of Parent and the Company shall:

(i)    file or cause to be filed with the U.S. Department of Justice and the Federal Trade Commission, in consultation and cooperation with the other, as promptly as practicable after the date of this Agreement and, in any event, no later than ten (10) Business Days after the date of this Agreement, an appropriate Notification and Report Form pursuant to the HSR Act relating to the Merger;

(ii)    make or cause to be made, in consultation and cooperation with the other, all other necessary, proper or advisable Filings under any Antitrust Law with respect to the Merger, or, where the Filing is made pursuant to an Antitrust Law where the Governmental Authority first reviews drafts of the relevant filing, a draft of the relevant filing, as promptly as reasonably practicable and, in any event, no later than thirty (30) Business Days after the date of this Agreement, with the exception of either the request for an advisory opinion or a Filing pursuant to the Antitrust Laws of Argentina, which request or Filing shall be made no later than the earlier of (x) seven (7) days following the Closing assuming the such Law is not suspensory or (y) within thirty (30) days of such law becoming suspensory and applicable to the Merger;

(iii)    make or cause to be made, as promptly as reasonably practicable after the date of this Agreement, all other necessary Filings with other Governmental Authorities relating to the Merger;

(iv)    furnish to the other all assistance, cooperation and information reasonably required for any such Filing and in order to achieve the effects set forth in this Section 6.05;

(v)    unless prohibited by applicable Law or by a Governmental Authority, give the other reasonable prior notice of any such Filing and, to the extent reasonably practicable, of any communication with any Governmental Authority relating to the Merger (including with respect to any of the actions referred to in this Section 6.05(b)) and, to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other in connection with any such Filing or communication;

(vi)    respond as promptly as reasonably practicable to any inquiries received from any Governmental Authority or any other authority enforcing applicable Antitrust Laws for additional information or documentation in connection with antitrust, competition or similar matters (including a “second request” under the HSR Act) and not extend any waiting period under the HSR Act or enter into any agreement with any such Governmental Authority or other authorities not to consummate the Merger, except with the prior written consent of the other Party; and

(vii)    unless prohibited by applicable Law or a Governmental Authority, (1) not participate in or attend any meeting (whether in person or via telephone) with any Governmental Authority in respect of the Merger without the other Party, (2) keep the other Party apprised with respect to any meeting or substantive conversation with any Governmental Authority in respect of the Merger, (3) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority and (4) furnish the other Party with copies of all substantive correspondence, Filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement or the Merger; provided, however, that the Parties shall be permitted to redact any correspondence, Filing or communication (A) to remove references concerning the valuation of the Company, (B) as necessary to comply with contractual arrangements or applicable Law, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns. Each Party may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.05(b) as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.

For the avoidance of doubt, this Section 6.05(b) shall not apply with respect to Tax matters.

(c)    Parent shall not, and shall cause its Affiliates not to, enter into a transaction relating to any asset, property, right, business or Person (including by way of merger, consolidation, share exchange, investment, joint venture, strategic alliance, other business combination, asset, stock or equity purchase or otherwise), that would reasonably be expected to prevent or materially delay satisfaction of the conditions set forth in Section 7.01(a), Section 7.01(b) and Section 7.01(d). For the avoidance of doubt, a delay beyond the End Date would constitute a material delay for purposes of the preceding sentence.

(d)    Notwithstanding anything in this Agreement to the contrary, in no event shall Parent, Merger Sub or any of their respective Affiliates be obligated to take any action, including entering into any consent decree, hold separate order or other arrangement, that (i) requires the sale, divestiture, licensing or disposition of any assets or businesses of any of the Company, Parent or Merger Sub or any of their respective Subsidiaries, or (ii) limits the conduct of Parent or its Affiliates (including, after the Closing, the Surviving Corporation and the Company Subsidiaries) or Parent’s freedom of action with respect to, or its ability to retain, the Company and the Company Subsidiaries or any portion thereof or any of Parent’s or its Affiliates’ other assets or businesses, or (iii) in Parent’s reasonable judgment, would be expected to have a material adverse impact on any of its businesses, or the businesses to be acquired by it pursuant to this Agreement, either individually or in the aggregate; provided, however, that, to the extent necessary to obtain the HSR Clearance or any other Consent of a Governmental

Authority that is required to consummate the Merger, Parent shall agree to propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture, license, or disposition of the assets or businesses of the Company and its Subsidiaries (excluding, for the avoidance of doubt, any assets or businesses of Parent or its Affiliates), so long as such actions would not, and would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the business of the Company and its Subsidiaries (or, after the Closing, the Surviving Corporation and the Company Subsidiaries). With regard to any Governmental Authority, neither the Company nor any of its Subsidiaries shall, without Parent’s written consent, which may be withheld in Parent’s sole discretion, take, or commit to take, any action inconsistent with the limitations set forth in the preceding sentence. Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations in connection with obtaining the HSR Clearance or any other Consent of a Governmental Authority, unless the effectiveness of such agreement or action is conditioned upon the Closing.

(e)    Subject to Section 6.05(c), each Party agrees to cooperate and use reasonable best efforts to defend through litigation on the merits, including appeals, any Claim asserted in any court or other proceeding by any Person, including any Governmental Authority, that seeks to prevent or prohibit or impede, interfere with or delay the consummation of the Closing. Parent shall be entitled to direct the defense in any antitrust investigation or litigation by, or negotiations with, any Governmental Authority or other Person relating to the Merger or regulatory filings under applicable Law, subject to prior consultation with, and good faith consideration of the views of, the Company (including but not limited to the activities described in Sections 6.04(b)(v) and (vii)).

(f)    Parent shall promptly notify the Company, and the Company shall notify Parent, of (i) any notice or other communication from any Person alleging that such Person’s Consent is or may be required in connection with the Merger, (ii) any material notice or other communication from any Governmental Authority or Nasdaq (or any other securities market) in connection with the transactions contemplated by this Agreement, (iii) any Claim commenced or, to the Knowledge of the Company, threatened, that (A) relates to or involves or otherwise affects the Company or any of its Subsidiaries, and (B) relates to the transactions contemplated by this Agreement, and (iv) the occurrence of an event which would or would be reasonably likely to (A) prevent or materially delay the consummation of the transactions contemplated by this Agreement, or (B) result in the failure of any condition set forth in Article VII or Exhibit A to be satisfied.

(g)    Parent, Merger Sub and the Company shall, and shall cause their respective Affiliates to, use their reasonable best efforts to obtain CFIUS Approval as promptly as practical after the date hereof. Such reasonable best efforts shall include promptly after the date hereof making any draft and final filings required in connection with the CFIUS Approval in accordance with the DPA, which draft filings shall be made within thirty (30) calendar days hereof, unless the parties hereto agree in writing otherwise, and providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the transactions contemplated by this Agreement within the timeframes required by the DPA unless CFIUS agrees in writing to an extension of such timeframe. Each of Parent, Merger Sub and the Company shall, in connection with the efforts to obtain CFIUS Approval, (i)

cooperate in all respects and consult with each other in connection with the CFIUS Notice, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) promptly inform the other party of any communication (orally or in writing) received by such party from, or given by such party to, CFIUS, including by promptly providing copies to the other party of any such written communications and (iii) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with CFIUS, and to the extent not prohibited by CFIUS, give the other party the opportunity to attend and participate in any in-person meetings with CFIUS. With respect to Parent and Merger Sub, such reasonable best efforts shall also include taking reasonable steps to mitigate national security concerns as may be required by CFIUS in connection with the CFIUS Approval. Notwithstanding the foregoing, Parent and Merger Sub shall not be required to take any steps in connection with obtaining CFIUS Approval that would materially and adversely affect the business of the Company and its Subsidiaries or any other business of Parent or the ability by Parent or Merger Sub to govern the Company or any other business of Parent. In the event that the President of the United States acts to prohibit the Merger (a “CFIUS Turndown”), this Agreement may be terminated in accordance with Section 8.01(c)(iii) or Section 8.01(d)(iii).

(h)    Parent shall promptly notify the Company, and the Company shall notify Parent, of (i) any notice or other communication from any Person alleging that such Person’s Consent is or may be required in connection with the Merger and (ii) any material written notice from any Governmental Authority in connection with the transactions contemplated by this Agreement.

Section 6.06    Transaction Litigation. The Company shall promptly notify Parent of any stockholder litigation arising from this Agreement or the Merger that is brought against the Company or members of the Company Board (“Transaction Litigation”) and shall keep Parent reasonably informed regarding any Transaction Litigation. Without limiting the preceding sentence, the Company shall give Parent the right to (a) review and comment in advance on all Filings or responses to be made by the Company in connection with any Transaction Litigation, and the Company shall consider any such comments in good faith, (b) consult on any settlement, understanding or other agreement with respect to any Transaction Litigation, and the Company shall consider any suggestions of Parent during such consultation in good faith, and (c) participate in (at Parent’s sole cost), but not control, the defense of such Transaction Litigation, and participate in any negotiation or mediation with respect to any settlement, understanding or other agreement with respect to any Transaction Litigation; provided, however, that, without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, the Company shall not offer to make or make any payment with respect to any Transaction Litigation and shall not enter into any settlement, understanding or other agreement relating to any Transaction Litigation, except that the Company shall (i) be permitted to offer to make or make any payment with respect to any Transaction Litigation and to enter into any settlement, understanding or other agreement relating to any Transaction Litigation, if the terms thereof, in the aggregate, are no less favorable to the Company that those described in Section 6.06 of the Company Disclosure Letter and (ii) keep Parent reasonably informed as to the status of any such offer or payment pursuant to clause (i) of this proviso.

Section 6.07    Section 16 Matters. Prior to the Effective Time, each of the Company, Parent and Merger Sub shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) directly resulting from the Merger by each individual who shall be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.08    Public Announcements. Except with respect to (a) a Company Adverse Recommendation Change, a Recommendation Change Notice, a Company Takeover Proposal, a Superior Company Proposal or any matter related to any of the foregoing that complies with Section 6.02, (b) any dispute between or among the Parties regarding this Agreement or the transactions contemplated by this Agreement or (c) a press release or other public statement that is consistent in all material respects with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, filings with the SEC, Q&As or other publicly disclosed documents, in each case under this clause (c) to the extent such disclosure is still accurate, the Parties shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other written public statement with respect to this Agreement or the Merger and shall not issue any such press release or make any such written public statement prior to such consultation, except to the extent such Party reasonably concludes may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, in which case such Party shall use reasonable efforts to consult with the other Parties before issuing such press release or making such written public statement. The Company and Parent agree that the initial press release to be issued with respect to this Agreement shall be in a form agreed to by the Parties. Nothing in this Section 6.08 shall limit the ability of any Party to make internal announcements to its respective employees that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

Section 6.09    Fees, Costs, Expenses and Proceeds. Except as provided otherwise in this Agreement, including Section 6.05(a) and Article VIII, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such fees, costs or expenses, whether or not the Closing occurs. If the Company receives any Claims Proceeds (as defined in the CVR Agreement) prior to the Closing Date, the Company shall (a) deposit such Claims Proceeds into a separate account, (b) not encumber such Claims Proceeds or otherwise subject such Claims Proceeds to any Lien and (c) at the Closing, deposit such Claims Proceeds into the Escrow Account (as defined in the CVR Agreement).

Section 6.10    Indemnification, Exculpation and Insurance.

(a)    Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company Entities as provided in their respective Organizational Documents and in any indemnification or other similar agreements of any Company Entity, in each case, as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms (it being agreed that after the Closing such rights shall be mandatory rather than permissive, if applicable), and Parent shall cause the Surviving Corporation and the Company Subsidiaries to perform their respective obligations thereunder. Parent shall not permit any such indemnification, advancement of expenses or exculpation provision to be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights of the Company Indemnified Parties thereunder, unless any such amendment, repeal or modification is required by applicable Law. Without limiting the foregoing, from and after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless each individual who was prior to or is as of the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of any Company Entity or who was prior to or is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Company Entity as a director, officer or employee of another Person (the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Claim, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated by this Agreement)), arising out of or pertaining to the fact that the Company Indemnified Party is or was a director, officer or employee of any Company Entity or is or was serving at the request of any Company Entity as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such Claim, (i) each Company Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any such Claim from Parent within ten (10) Business Days after receipt by Parent from the Company Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by applicable Law or the applicable Company Entity’s Organizational Documents or any applicable indemnification agreement, to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification and (ii) Parent and the Surviving Corporation shall cooperate in good faith in the defense of any such matter.

(b)    In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, Parent or the Surviving Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, assume the covenants and agreements set forth in this Section 6.10.

(c)    For a period of six (6) years from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, maintain in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or its Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having a comparable credit rating to the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Corporation be required to pay with respect to such insurance policies in respect of any one (1) policy year more than 300% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and, if Parent or the Surviving Corporation is unable to obtain the insurance required by this Section 6.10(c), Parent or the Surviving Corporation shall obtain as much comparable insurance as possible for the years within such six (6) year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors, officers and employees who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail insurance to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time for a period of not less than six (6) years after the Closing Date; provided that in no event shall the cost of any such tail insurance in respect of any one (1) policy year exceed the Maximum Amount. Parent shall cause the Surviving Corporation to maintain such policies in full force and effect for the applicable period of time specified in this Section 6.10, and continue to honor the obligations thereunder.

(d)    The provisions of this Section 6.10 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and shall be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her representatives, all of which, are express third-party beneficiaries of this Section 6.10 and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(e)    From and after the Effective Time, Parent shall cause the Surviving Corporation and the Company Subsidiaries to perform all of their respective obligations under this Section 6.10.

Section 6.11    Employee Matters.

(a)    Subject, and in addition, to the requirements imposed by applicable local Law, during the period commencing at the Effective Time and ending on the first (1st) anniversary of the Closing Date (the “Continuation Period”), Parent shall, and shall cause the Surviving Corporation to, provide each individual who is employed by a Company Entity immediately prior to the Effective Time and who remains employed thereafter by the Surviving Corporation, Parent or any of their Subsidiaries (each a “Continuing Company Personnel”) with (i) base salary and wage rate that are no less favorable than the base salary and wage rate provided to each such Continuing Company Personnel immediately prior to the Effective Time; (ii) target level cash incentive compensation opportunities that are no less favorable than the target level cash incentive compensation opportunities provided to such Continuing Company Personnel immediately prior to the Effective Time; and (iii) other compensation and employee benefits (excluding the value of any equity incentive compensation opportunities) that are no less favorable in the aggregate than the employee benefits provided to such Continuing Company Personnel immediately prior to the Effective Time. For the avoidance of doubt, Parent shall have no obligation to grant equity-based compensation to Continuing Company Personnel.

(b)    Without limiting the generality of the foregoing, during the Continuation Period, Parent shall provide, or shall cause the Surviving Corporation or any of their respective Subsidiaries to provide, severance payments and benefits to each Continuing Company Personnel whose employment is terminated during such period that are no less favorable than the severance payments and benefits that are provided to similarly situated employees of Parent and its Subsidiaries at the time of such termination.

(c)    From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation or any of their respective Subsidiaries to, assume and honor all obligations under the employment, severance, retention, termination and change of control plans, policies, programs, agreements and arrangements between a Company Entity and any Continuing Company Personnel in accordance with their terms as in effect immediately prior to the Effective Time. Parent hereby acknowledges that the Closing shall constitute a “change in control” (or similar term) of the Company under the terms of the Company Benefit Plans, as applicable.

(d)    Subject, and in addition, to the requirements imposed by applicable local Law (and except as otherwise agreed to by the Company, Merger Sub and, if required by applicable local Law, the Continuing Company Personnel), for all purposes (including purposes of vesting, eligibility to participate and level of benefits but not for purposes of defined benefit pension accrual or other plan providing for post-employment benefits) under the employee benefit plans of Parent and its Subsidiaries (exclusive of any Company Entity) providing benefits to any Continuing Company Personnel after the Closing Date (the “New Plans”), each Continuing Company Personnel shall be credited with his or her years of service with any Company Entity and their respective predecessors before the Effective Time, to the same extent as such Continuing Company Personnel was entitled, before the Effective Time, to credit for such service under any Company Benefit Plan in which such Continuing Company Personnel participated or was eligible to participate immediately prior to the Closing Date (such plans, collectively, the “Old Plans”); provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, (i) each Continuing Company Personnel shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under an Old Plan, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Company Personnel, Parent shall, or shall cause its Subsidiaries to, cause (1) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Company Personnel and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plans of any Company Entity in which such Continuing Company Personnel participated immediately prior to the Closing Date and (2) any eligible expenses incurred by any Continuing Company Personnel and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Company Personnel’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Company Personnel and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e)    Except as otherwise agreed by the parties, immediately prior to the Effective Time, the Company may, in its sole discretion, pay to each participant in an annual incentive plan or program maintained by any Company Entity (each, a “Company Incentive Plan”) for the year in which the Closing occurs a cash bonus in an amount equal to the payment that such participant would receive based on actual achievement through the Closing Date, and prorated for the number of days each such participant was employed during the applicable performance period through the Closing Date. Promptly following the Effective Time, Parent shall establish an annual incentive plan or plans for the remainder of the year in which the Effective Time occurs, which annual incentive plans shall provide Continuing Company Personnel with a bonus opportunity at least equal to that provided under the applicable Company Incentive Plan, prorated for the remainder of such year.

(f)    Notwithstanding anything to the contrary in this Agreement, the provisions of this Section 6.11 are solely for the benefit of the parties to this Agreement, and no provision of this Section 6.11 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no Company Personnel or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions of this Agreement including in respect of continued employment (or resumed employment). Nothing in this Agreement shall alter the at-will employment relationship of any Continuing Company Personnel.

(g)    Parent shall and shall cause the Surviving Corporation to honor the terms of each collective bargaining agreement, collective bargaining relationship, work rules or practices, or any similar agreement applicable to any Continuing Company Personnel until such agreement otherwise expires pursuant to its terms or is modified by the parties thereto.

(h)    The Company and its Affiliates shall, and Parent and its Affiliates shall, cooperate fully in meeting any information and consulting obligations or otherwise discussing or negotiating with, relevant Employee Representatives. The Company shall complete, or cause to be completed, prior to the Closing, and Parent shall assist and cooperate fully with the Company in causing to be completed, all notifications to, and all consultations with, employees, Employee Representatives, labor boards and relevant Governmental Authorities concerning the transactions contemplated hereby.

(i)    Prior to the Closing, and at the direction of Parent, which shall be given no later than ten (10) Business Days prior to the Closing, the Company and its Affiliates shall take all actions necessary to terminate any Company Benefit Plans effective as of the Closing, except to the extent that doing so would violate the terms of any collective bargaining agreement, collective bargaining relationship, work rules or practices, or any similar agreement applicable to any Continuing Company Personnel.

Section 6.12    Company Convertible Special Stock. Parent shall, to the extent applicable, cause the Surviving Corporation to prepare and execute an amendment to the Certificate of Designation with respect to the Company Convertible Special Stock, effective upon any Reorganization Event (as defined in the Certificate of Designation), for anti-dilution and other adjustments that shall be as nearly equivalent as is possible to the adjustments provided for in Section 8 of the Certificate of Designation. Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall direct its Representatives to, cooperate with Parent in connection with such amendment and the fulfillment of the Company’s obligations under the Certificate of Designation with respect to the Company Convertible Special Stock, as reasonably requested by Parent.

Section 6.13    Merger Sub.

(a)    Prior to the Effective Time, Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Merger or the other transactions contemplated by this Agreement.

(b)    Parent hereby (i) guarantees the due, prompt and faithful payment performance and discharge by Merger Sub of, and compliance by Merger Sub with, all of the covenants and agreements of Merger Sub under this Agreement and (ii) agrees to take all actions necessary, proper or advisable to ensure such payment, performance and discharge by Merger Sub under this Agreement. Parent agrees that any breach by Merger Sub of a representation, warranty, covenant or agreement in this Agreement shall also be a breach of such representation, warranty, covenant or agreement by Parent.

Section 6.14    Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Company Common Stock from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.15    Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated by this Agreement and the CVR Agreement, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement and the CVR Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement or the CVR Agreement.

Section 6.16    Nonregistrable CVRs. Parent and the Company shall cooperate, including by making changes to the form of CVR Agreement attached hereto as Exhibit A, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01    Conditions to Obligations of Each Party to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or written waiver by such Party (where permissible under applicable Law), at or prior to the Closing of the following conditions:

(a)    No Legal Restraints. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Judgment or Law which has, or would have, the effect of (i) making the transaction contemplated by this Agreement illegal, (ii) otherwise restraining, enjoining or prohibiting consummation of such transaction or (iii) causing the transaction contemplated to be consummated at the Closing to be rescinded following completion thereof (each, a “Legal Restraint”); provided that, a Party may not assert its right to not consummate the transaction contemplated by this Agreement pursuant to this Section 7.01(a) if such Party shall have initiated or caused such Legal Restraint.

(b)    CFIUS. The CFIUS Approval shall have been obtained.

(c)    Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(d)    Regulatory Clearance. The HSR Clearance and each of the Consents, Filings and expirations of applicable waiting periods set forth in Section 7.01 of the Company Disclosure Letter shall have been obtained or made, as applicable.

Section 7.02    Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Parent) at or prior to the Closing of the following conditions:

(a)    Company Representations and Warranties. The representations and warranties of the Company in (i) this Agreement (except for the representations and warranties in Section 4.01, the first sentence of Section 4.02, Section 4.03(a), Section 4.04 and Section 4.07(b), which are addressed in clauses (ii), (iii) and (iv) below) shall be true and correct, (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), at and as of the Effective Time as if made at and as of the Effective Time, except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (ii) Section 4.03(a) shall be true and correct, other than in immaterial respects, at and as of the Effective Time as if made at and as of the Effective Time, (iii) Section 4.01, the first sentence of Section 4.02 and Section 4.04 shall be shall be true and correct, (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein), at and as of the Effective Time as if made at and as of the Effective Time, in all material respects and (iv) Section 4.07(b) shall be true and correct in all respects at and as of the Effective Time as if made at and as of such date; provided, that representations and warranties that are made as of an earlier date or time need to be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such earlier date or time.

(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all of its obligations, and complied in all material respects with all of its agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing.

(c)    No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

(d)    Certificate. Parent shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of the Company, certifying that the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been satisfied.

Section 7.03    Conditions to Obligations of the Company to Effect the Merger. The obligations of the Company to effect the Merger is subject to the satisfaction or waiver (or, to the extent permitted by applicable Law, waiver by the Company) at or prior to the Closing of the following conditions:

(a)    Parent and Merger Sub Representations and Warranties. The representations and warranties of Parent and Merger Sub in (i) this Agreement (except for the representations and warranties in Section 5.01 and Section 5.02), which are addressed in clause (ii) below) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), at and as of the Effective Time as if made at and as of the Effective Time, except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect and (ii) Section 5.01 and Section 5.02 shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) in all material respects at and as of the Effective Time as if made at and as of such Effective Time; provided, that representations and warranties that are made as of an earlier date or time need to be true and correct (in the manner set forth in clauses (i) and (ii), as applicable) only as of such earlier date or time.

(b)    Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all of its obligations, and complied in all material respects with all of its agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing.

(c)    Certificate. The Company shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Parent, certifying that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.01    Termination Rights; Termination Procedure.

(a)    Termination by Mutual Agreement. The Company and Parent shall have the right to terminate this Agreement at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval, by mutual written agreement.

(b)    Termination by Either the Company or Parent. Each of the Company and Parent shall have the right to terminate this Agreement at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval with respect to clauses (i) and (ii), if:

(i)    the Closing shall not have occurred by 5:00 p.m., Eastern time, on the date that is nine months after the date of this Agreement (the “End Date”); provided, however, that if on the End Date all of the conditions set forth in Section 7.01, Section 7.02 and Section 7.03 have been satisfied (or, with respect to the conditions that by their terms must be satisfied at the Closing would have been so satisfied if the Closing would have occurred) other than the conditions set forth in Section 7.01(a) (to the extent such Legal Restraint arises under any Antitrust Law and shall not have become final and nonappealable) or Section 7.01(d), then either Parent or the Company may extend the End Date for a period of ninety (90) days, and thereafter for an additional period of sixty (60) days (as so extended, the “Extended End Date”) by delivery of written notice of such extension to the other party not less than three (3) Business Days prior to the End Date (or the first Extended End Date, as applicable); provided, that neither the Company nor Parent may terminate this Agreement pursuant to this Section 8.01(b)(i) if it (or, in the case of Parent, Merger Sub) is in breach of any of its covenants or agreements and such breach has primarily caused or primarily resulted in the failure of the Closing to have occurred on or prior to 5:00 p.m., Eastern time, on the End Date (or the Extended End Date, as applicable);

(ii)    the condition set forth in Section 7.01(a) is not satisfied and the Legal Restraint giving rise to such nonsatisfaction has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any Party if a failure of such Party to comply with its covenants and agreements under this Agreement primarily caused or primarily resulted in such failure to satisfy the condition set forth in Section 7.01(a); or

(iii)    the Company Stockholder Approval is not obtained at the Company Stockholders Meeting duly convened (unless such Company Stockholders Meeting has been adjourned, in which case at the final adjournment thereof).

(c)    Termination by the Company. The Company shall have the right to terminate this Agreement prior to the Closing:

(i)    in order to enter into a definitive, written Contract with respect to a Superior Company Proposal in accordance with Section 6.02; provided that (1) the Company has complied in all material respects with its material obligations under Section 6.02(c) and (2) such termination shall not be effective unless the Company pays Parent the Company Termination Fee pursuant to Section 8.03(a) prior to or concurrently with such termination; or

(ii)    if Parent or Merger Sub materially breaches any of their respective covenants, agreements, representations or warranties in this Agreement, which breach (1) would reasonably be expected to prevent the satisfaction of the conditions set forth in Section 7.03, (2) would reasonably be expected to prevent or materially delay the Merger and (3) (A) is not reasonably capable of being cured by Parent or Merger Sub by the End Date or (B) if reasonably capable of being cured by Parent or Merger Sub by the End Date, the Company has delivered to Parent written notice of such breach and such breach is not cured by Parent or Merger Sub, as applicable, by the earlier of (1) the End Date and (2) the date that is thirty (30) days after delivery of such notice; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(c)(ii) if the Company is then in material breach of any of its covenants, agreements, representations or warranties in this Agreement; or

(iii)    if a CFIUS Turndown has occurred; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(c)(iii) if the Company’s failure to comply with Article VI has been the primary cause of, or resulted in, the CFIUS Turndown.

(d)    Termination by Parent. Parent shall have the right to terminate this Agreement prior to the Closing if:

(i)    (A) the Company Board makes a Company Adverse Recommendation Change in accordance with Section 6.02 or (B) if the Company shall be in intentional and material breach of its obligations under Section 6.02; provided that Parent’s right to terminate this Agreement pursuant to this Section 8.01(d)(i) shall expire upon the Company Stockholder Approval having been obtained; or

(ii)    the Company materially breaches any of its respective covenants, agreements, representations or warranties in this Agreement (other than an intentional and material breach of Section 6.02), which breach (1) would reasonably be expected to prevent the satisfaction of the conditions set forth in Section 7.02, and (2) (A) is not reasonably capable of being cured by the Company by the End Date or (B) if reasonably capable of being cured by the Company by the End Date, Parent has delivered to the Company written notice of such breach and such breach is not cured by the Company by the earlier of (1) the End Date and (2) the date that is thirty (30) days after delivery of such notice; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.01(d)(ii) if Parent is then in material breach of any of its covenants, agreements, representations or warranties in this Agreement; or

(iii)    a CFIUS Turndown has occurred; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.01(d)(iii) if Parent’s failure to comply with Article VI has been the primary cause of, or resulted in, the CFIUS Turndown.

(e)    Termination Procedure. This Agreement may be terminated only pursuant to Sections 8.01(a)–(d). Termination of this Agreement shall not require the approval of the Company Stockholders. In order to terminate this Agreement, the Party desiring to terminate this Agreement shall give written notice of such termination to the other Parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

Section 8.02    Effect of Termination. In the event this Agreement is terminated as provided in Section 8.01, this Agreement shall immediately become void and have no effect, without any liability or obligation on the part of any Party (or any stockholder, Affiliate or Representative thereof), whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter of this Agreement (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), except for (a) the last sentence of Section 6.04(a), the last sentence of Section 6.04(c), Section 6.09, this Section 8.02, Section 8.03, Section 8.05 and Article IX, which provisions shall survive such termination, and (b) without limiting Section 8.03(b) or Section 8.03(c), liability of any Party (whether or not the terminating Party) for fraud or any Willful Breach of this Agreement prior to such termination, which liabilities shall survive the termination of this Agreement. For purposes of this Agreement, “Willful Breach” means a breach of this Agreement that is a consequence of an act or omission undertaken by the breaching Party with the knowledge or intent that the taking of, or the omission of taking, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement.

Section 8.03    Company Termination Fee.

(a)    If the Company terminates this Agreement pursuant to Section 8.01(c)(i) or Parent terminates this Agreement pursuant to Section 8.01(d)(i), the Company shall pay to Parent a fee of $50 million in cash (the “Company Termination Fee”). In the event of a termination under Section 8.01(c)(i), the Company shall pay the Company Termination Fee to Parent (to an account designated in writing by Parent) by wire transfer of immediately available funds concurrently with or prior to, and as a condition to the effectiveness of, such termination. In the event of a termination pursuant to Section 8.01(d)(i), the Company shall pay the Company Termination Fee to Parent (to an account designated in writing by Parent) by wire transfer of immediately available funds no later than three (3) Business Days after the date of such termination.

(b)    If this Agreement is terminated by (i) Parent or the Company pursuant to Section 8.01(b)(i) or Section 8.01(b)(iii) or (ii) Parent pursuant to Section 8.01(d)(ii), then, in case of either clause (i) or (ii), if (A) at or prior to such termination, a Company Takeover Proposal shall have been publicly announced or disclosed or shall have otherwise become publicly known or shall have been communicated or made known to the Company’s management or the Company Board and not publicly withdrawn as of the date of such termination (in the case of a termination pursuant to Section 8.01(b)(i) or Section 8.01(d)(ii)) or the Company Stockholders Meeting (in the case of a termination pursuant to Section 8.01(b)(iii)), and (B) within nine (9) months after such termination, the Company or any Company Subsidiary enters into a Company Acquisition Agreement with respect to any Company Takeover Proposal, a Company Takeover Proposal is consummated or the Company or the Company Board approves or recommends any Company Takeover Proposal (in each case, whether or not such Company Takeover Proposal is the same Company Takeover Proposal described in clause (A) above), then the Company shall pay Parent the Company Termination Fee, which payment shall be made by wire transfer of immediately available funds no later than three (3) Business Days after the date of the event giving rise to the obligation to make such payment; provided, however, that for purposes of this Section 8.03(b), references in the definition of Company Takeover Proposal to “20% or more” shall be replaced with references to “more than 50%”.

(c)    If this Agreement is terminated under circumstances in which the Company is obligated to pay the Company Termination Fee under Section 8.03(a) or Section 8.03(b), upon payment in full of the Company Termination Fee, the Company shall have no further liability with respect to this Agreement or the transactions contemplated by this Agreement to Parent, Merger Sub or any of their respective Affiliates or Representatives, and payment of the Company Termination Fee shall be Parent’s sole and exclusive remedy for any Claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by Parent, Parent’s Subsidiaries and any other Person in connection with this Agreement, the transactions contemplated by this Agreement (and the termination thereof) or any matter forming the basis for such termination, and Parent and Merger Sub shall not have, and each expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity). In no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion. In the event this Agreement is terminated by the Company for any reason at a time when Parent would have had the right to terminate this Agreement, Parent shall be entitled to receipt of the Company Termination Fee that would have been (or would have subsequently become) payable had Parent terminated this Agreement at such time.

(d)    The provisions of Section 8.03(a) and Section 8.03(b) are an integral part of the transactions contemplated by this Agreement and, without such provisions, the Parties would not have entered into this Agreement. Each Party acknowledges and agrees, on behalf of itself and its Affiliates, that the payment of the Company Termination Fee is not a penalty but instead is liquidated damages in a reasonable amount that shall compensate Parent, Merger Sub and their respective Affiliates in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

Section 8.04    Amendment. This Agreement may be amended, modified, or supplemented in any and all respects at any time before or after receipt of the Company Stockholder Approval; provided, however, that (a) after receipt of the Company Stockholder Approval, there shall be made no amendment that by Law requires further approval by the Company Stockholders, (b) no amendment shall be made to this Agreement after the Effective Time and (c) except as provided above, no amendment of this Agreement shall require the approval of the stockholders of Parent or the Company Stockholders. Any such amendment, modification or supplement shall be effective only if it is set forth in an instrument in writing executed by each Party.

Section 8.05    Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties in this Agreement or in any document delivered pursuant to this Agreement, (c) subject to Section 8.04, waive compliance with any covenants and agreements in this Agreement or (d) waive the satisfaction of any of the conditions in this Agreement to the extent permitted by applicable Law. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed by the Party against whom the waiver or extension is to be effective. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

GENERAL PROVISIONS

Section 9.01    Nonsurvival of Representations, Warranties, Covenants and Agreements; Contractual Nature of Representations and Warranties.

(a)    The Parties acknowledge and agree that (i) none of the representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive, and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect thereto shall terminate at, the Effective Time and (ii) except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants or agreements of the Parties in this Agreement shall survive, and all rights, Claims and causes of actions (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to such covenants and agreements shall terminate at, the Effective Time.

(b)    The Parties acknowledge and agree that (i) all representations and warranties set forth in this Agreement are contractual in nature only, (ii) the Parties are not asserting the truth or accuracy of any representation or warranty set forth in this Agreement, (iii) if any such representation or warranty should prove untrue, except with respect to any fraud or Willful Breach, the Parties’ only rights, Claims or causes of action shall be to exercise the specific rights set forth in Section 8.01(c)(ii), Section 8.01(d)(ii) and Section 8.03(b), as and if applicable, and (iv) except with respect to any fraud or Willful Breach, the Parties shall have no other rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or related to any such untruth of any such representation or warranty.

Section 9.02    Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (b) on the date sent if sent by facsimile or electronic mail (provided, however, that notice given by facsimile or email shall not be effective unless either a duplicate copy of such facsimile or email notice is promptly given by one of the other methods described in this Section 9.02) or (c) one (1) Business Day after the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses, facsimile numbers and email addresses (or to such other address or email address as a Party may have specified by notice given to the other Party pursuant to this provision):

To Parent or Merger Sub:

c/o Lyondell Chemical Company

1221 McKinney Street, Suite 300

Houston, Texas 77010

Attention:	Stephen Doktycz
Jeffrey Kaplan
Email:	Steve.Doktycz@lyondellbasell.com
Jeffrey.Kaplan@lyondellbasell.com

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022-6069

Attention:	George A. Casey, Esq.
Heiko Schiwek, Esq.
Email:	George.Casey@Shearman.com
HSchiwek@Shearman.com
Facsimile:	(212) 848-7179

To the Company:

A. Schulman, Inc.

3637 Ridgewood Road

Fairlawn, Ohio 44333

Attention:	Andrean R. Horton
Email:	andrean.horton@aschulman.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attention:	Paul Schnell
Marie Gibson
Email:	paul.schnell@skadden.com
marie.gibson@skadden.com

Section 9.03    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.03 with respect thereto. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 9.04    Counterparts. This Agreement may be executed in one (1) or more counterparts (including by means of email in .pdf format), all of which shall be considered one and the same agreement, and shall become effective when one (1) or more counterparts have been signed by each Party and delivered to the other Parties.

Section 9.05    Entire Agreement; No Third-Party Beneficiaries.

(a)    This Agreement (including the Exhibits and Disclosure Letters), the CVR Agreement and the Confidentiality Agreement (except for paragraphs 5, 6 and 10 of the Confidentiality Agreement), constitute the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between or among the Parties or their Affiliates with respect to the subject matter hereof and thereof.

(b)    Except (i) as provided in Section 6.09, Section 6.10, and (ii) after the Effective Time, the rights of the holders of Company Common Stock to receive the applicable consideration for such Company Common Stock in accordance with Section 3.01 and Section 3.02, each Party agrees that (1) their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and (2) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies under this Agreement, including the right to rely upon the representations and warranties set forth in this Agreement.

Section 9.06    Governing Law. This Agreement, including all matters of construction, and all Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance, consummation or subject matter of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws that would cause the application of the laws of any jurisdiction other than those of the State of Delaware.

Section 9.07    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties; provided that Parent and Merger Sub may, upon prior written notice to the Company, assign all or any of their rights and obligations hereunder to any direct or indirect wholly owned Subsidiary of Parent, so long as (a) Parent continues to remain liable for all of such obligations as if no such assignment had occurred and (b) such assignment in no way causes a delay or impairs the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

Section 9.08    Specific Enforcement. The Parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, at any time prior to the termination of this Agreement pursuant to Article VIII, the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, including the right of a Party to cause each other Party to consummate the Merger and the other transactions contemplated by this Agreement, in any court referred to in Section 9.09, without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any breach or threatened breach of this Agreement.

Section 9.09    Jurisdiction; Venue. All Claims arising from, under or in connection with this Agreement shall be raised to and exclusively determined by the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, each such court to whose jurisdiction and venue the Parties unconditionally consent and submit. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of any such Claim in such court and hereby further irrevocably and unconditionally waives and agree not to plead or claim in any such court that any such Claim brought in any such court has been brought in an inconvenient forum. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.02 shall be effective service of process for any Claim brought against such Party in any such court. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.10    Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE MERGER. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.10.

Section 9.11    Construction. Each Party has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

Section 9.12    Interpretation.

(a)    Time Periods. When calculating the period of time before which, within which or after which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. All references in this Agreement to a number of days are to such number of calendar days unless Business Days are specified.

(b)    Dollars. Unless otherwise specifically indicated, any reference in this Agreement to $ means U.S. dollars.

(c)    Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d)    Articles, Sections and Headings. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e)    Include. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(f)    Hereof. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g)    Extent. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h)    Contracts; Laws. Any Contract or Law defined or referred to in this Agreement means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

(i)    Persons. References to a person are also to its permitted successors and assigns.

(j)    Ordinary Course of Business. The phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” whether or not such words actually follow such phrase.

(k)    Exhibits and Disclosure Letters. The Exhibits to this Agreement and the Disclosure Letters are hereby incorporated and made a part of this Agreement and are an integral part of this Agreement. Each of the Company and Parent may, at its option, include in the Company Disclosure Letter or the Parent Disclosure Letter, respectively, items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts in this Agreement or in the Disclosure Letters, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Each Disclosure Letter shall be organized by section, with each section of such Disclosure Letter corresponding to a Section of this Agreement. Any matter set forth in (i) any section of a Disclosure Letter shall be deemed to be referred to and incorporated in any section of such Disclosure Letter to which it is specifically referenced or cross-referenced and (ii) all other sections of such Disclosure Letter to the extent the relevance of such matter to such other sections is reasonably apparent notwithstanding the omission of a reference or cross-reference with respect thereto. Any capitalized term used in any Exhibit or any Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement.

(l)    Made Available. The words “made available to Parent” and words of similar import refer to documents (i) posted to the data site maintained by the Company or its Representatives in connection with the transactions contemplated by this Agreement, (ii) delivered in person or electronically to Parent, Merger Sub or any of their respective Representatives or (iii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case of clauses (i) and (iii), at least two (2) Business Days prior to the date of this Agreement.

(m)    Reflected On or Set Forth In. An item arising with respect to a specific representation, warranty, covenant or agreement shall be deemed to be “reflected on” or “set forth in” the Company Financial Statements included in the Company Reports, to the extent any such phrase appears in such representation, warranty, covenant or agreement if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement reasonably related to the subject matter of such representation or (ii) such item and the amount thereof is otherwise reasonably identified on such balance sheet or financial statement (or the notes thereto).

Section 9.13    Definitions.

(a)    For purposes of this Agreement, each of the following capitalized terms has the meaning specified in this Section 9.13(a):

“Affiliate” of any Person means another Person that directly or indirectly, through one (1) or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided, however, that the Persons listed in Section 9.13(a) of the Company Disclosure Letter shall not be Affiliates of any Company Entity.

“Anti-Corruption Laws” means anti-bribery and anti-corruption Laws applicable to the Company and its Subsidiaries and their respective operations from time to time, including (a) the U.S. Foreign Corrupt Practices Act of 1977 (as amended), (b) the United Kingdom Bribery Act 2010, (c) anti-bribery legislation promulgated by the European Union and implemented by its member states, and (d) any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.

“Anti-Money Laundering Laws” means the anti-money laundering statutes of the United States, including the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, and the applicable money laundering statutes of all jurisdictions where the Company or any of its Subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means any day except for (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York.

“Certificate of Designation” means the Certificate Of Designation, Preferences, Rights and Limitations of 6.00% Cumulative Perpetual Convertible Special Stock of the Company, dated as of April 28, 2015.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.

“CFIUS Approval” means (a) a written notice issued by CFIUS that it has concluded a review or investigation of the notification voluntarily provided pursuant to the DPA with respect to the transactions contemplated by this Agreement, and has terminated all action under Section 721 of the DPA or (b) if CFIUS has sent a report to the President of the United States requesting the President’s decision, then (i) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement, or (ii) having received a report from CFIUS requesting the President’s decision, the President has not taken any action after fifteen (15) days from the date the President received such report from CFIUS.

“Claim” means any demand, claim, suit, action, legal proceeding (whether at law or in equity) or arbitration.

“Code” means the Internal Revenue Code of 1986 or any successor statute.

“Company Benefit Plan” means (a) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and (b) each other employment agreement, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, incentive, deferred compensation, supplemental retirement, severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plans, benefit programs, benefit agreements, benefit contracts, benefit policies or benefit arrangements (whether or not in writing), in each case, (i) which is maintained or contributed to for the benefit of or relating to any Company Personnel or (ii) with respect to which any Company Entity has or may have any liability.

“Company Board” means the Company’s board of directors.

“Company Credit Agreement” means that certain Credit Agreement, dated as of June 1, 2015 (as amended by that certain Amendment No. 1 to Credit Agreement, dated as of October 10, 2017) by and among the Company, A. Schulman S.a.r.l., JPMorgan Chase Bank, N.A., as administrative agent, J.P. Morgan Europe Limited as global agent and the lenders named therein.

“Company Entity” means any of the Company or any Company Subsidiary.

“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property.

“Company IP Agreements” means all Contracts concerning Intellectual Property or Information Technology to which any of the Company Entities is a party or beneficiary or by which any of the Company Entities, or any of its properties or assets, may be bound, including all (a) licenses of (and covenants not to sue regarding) Intellectual Property or Information Technology by any of the Company Entities to any Person, (b) licenses of (and covenants not to sue regarding) Intellectual Property or Information Technology by any Person to any of the Company Entities, (c) agreements between any of the Company Entities and any Person relating to the development or transmission of data, or the use, modification, framing, linking, advertisement, or other practices with respect to Internet web sites and (d) consents, settlements, injunctions or Judgments governing the use, validity or enforceability of Owned Intellectual Property or owned Company IT Assets.

“Company IT Assets” means Information Technology used or held for use by any of the Company Entities.

“Company Material Adverse Effect” means any fact, circumstance, effect, change, event or development that, individually or in the aggregate with any other fact, circumstance, effect, change, event or development, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of the Company Entities, taken as a whole, or (b) prevents or materially delays, or would reasonably be expected to prevent or materially delay, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement; provided, however, that for purposes of clause (a) above, no fact, circumstance, effect, change, event or development resulting from or arising out of any of the following, individually or in the aggregate, shall constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) any other fact, circumstance, effect, change, event or development affecting the industries in which any Company Entity operates; (ii) any other fact, circumstance, effect, change, event or development, any economic, legislative or political condition or any change affecting any securities, credit, financial or other capital markets condition, in each case in the United States, in any foreign jurisdiction or in any specific geographical area; (iii) any other fact, circumstance, effect, change, event or development arising directly or indirectly from, or otherwise related to, changes in interest or currency exchange rates; (iv) any failure by any Company Entity to meet any Projection or any other internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period (provided that the underlying causes of any such failure may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (v) any fact, circumstance, effect, change, event or development attributable to the announcement, execution or delivery of this Agreement or the pendency of the Merger (provided that this clause (v) shall not apply with respect to the representations and warranties contained in Section 4.05, except to the extent the underlying substance of such representations and warranties arise after the execution hereof, including (A) any action taken by any Company Entity that is required, or expressly permitted pursuant to this Agreement, or is consented to in writing by Parent, or any action taken by Parent or any Affiliate thereof to obtain any Consent from any Governmental Authority to the consummation of the Merger, and, in each case, the result of any such actions, (B) any Claim arising out of or related to this Agreement (including any stockholder litigation), (C) a change that arises out of or relates to the identity of Parent or any of its Affiliates as the acquirer of the Company, (D) any change in supplier, employee, financing source, stockholder, regulatory, partner or similar relationships resulting therefrom or (E) any comments or other communications by Parent of its intentions with respect to the Surviving Corporation or the business of the Company; (vi) any change in the price or availability of commodities, (vii) any change in the market price, credit rating or trading volume of shares of Company Common Stock on the Nasdaq or any change in the credit ratings or the ratings outlook for any Company Entity (provided that the underlying causes of any such change may be considered in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein); (viii) any change in applicable

Law, regulation or GAAP (or authoritative interpretation thereof); and (ix) geopolitical conditions, the outbreak or escalation of hostilities, declared or undeclared acts of war, cyber-attacks, sabotage or terrorism, epidemics or pandemics (including any escalation or general worsening of any of the foregoing) or national or international emergency in the United States or any other country or region of the world occurring after the date hereof; provided, however, that the exceptions set forth in clauses (i), (ii), (iii), (vi), (viii), and (ix) shall only apply to the extent that such fact, circumstance, effect, change, event or development does not have a disproportionate impact on the Company and the Company Subsidiaries, taken as a whole, compared to other companies that operate in the industries in which the Company and the Company Subsidiaries operate.

“Company Option” means any option to purchase shares of Company Common Stock under any Company Stock Plan.

“Company Personnel” means any current or former director, officer or employee of any Company Entity.

“Company PSU” means a performance stock unit or restricted stock unit granted pursuant to any Company Stock Plan that vests in whole or in part on the basis of the achievement of performance targets and pursuant to which the holder has a right to receive shares of Company Common Stock or cash following the vesting or lapse of restrictions applicable to such performance stock unit or restricted stock unit.

“Company Restricted Share” means a restricted share, whether or not subject to the achievement of performance targets, granted pursuant to any Company Stock Plan.

“Company RSU” means a restricted stock unit granted pursuant to any Company Stock Plan that vests solely on the basis of time and pursuant to which the holder has a right to receive shares of Company Common Stock or cash following the vesting or lapse of restrictions applicable to such restricted stock unit.

“Company Stock Plans” means, collectively, the Company 2017 Equity Incentive Plan, the Company 2014 Equity Incentive Plan, the Company 2010 Value Creation Rewards Plan and the Company Amended and Restated 2006 Incentive Plan, each as amended and in effect from time to time.

“Company Stockholders” means the holders of Company Common Stock.

“Company Subsidiary” means any of Subsidiary of the Company.

“Contract” means any written or legally binding oral contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement, undertaking or other agreement that is legally binding; provided, however that the term Contract does not include any Company Stock Plan or Company Benefit Plan.

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Letter” means any of the Company Disclosure Letter or the Parent Disclosure Letter.

“DPA” means the Defense Production Act of 1950, as amended.

“Employee Representative” means any labor union, labor organization, works council, staff association, worker representative, trade union or any other employee representative body (whether elected or not).

“Environmental Claim” means any Claim against any Company Entity asserted by any Person alleging liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) or responsibility arising out of, based on or resulting from (a) the presence or Release of or exposure to any Hazardous Materials, or (b) any violation or alleged violation of Environmental Law or any Environmental Permit.

“Environmental Laws” means all applicable Laws relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety from the presence of or exposure to Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with any Company Entity as of the date of this Agreement as a “single employer” within the meaning of Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Export Control Laws” means all applicable export controls under the Laws of the U.S., including the Export Administration Regulations administered by the United States Department of Commerce and the International Traffic in Arms Regulations.

“Governmental Authority” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing; provided that, if any of the foregoing Persons is a customer of any Company Entity, such Person shall not be considered a Governmental Authority to the extent acting in its capacity as a customer of such Company Entity.

“Hazardous Materials” means any material, substance, chemical, or waste (or combination thereof) that is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, asbestos, or words of similar meaning or effect under, or with respect to which obligations or liabilities may be imposed pursuant to, any law relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, (a) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (b) any indebtedness evidenced by a note, bond, debenture or other security or similar instrument, (c) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations, (d) any capitalized lease obligations, (e) any direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and paid, (f) any obligation to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business) and (g) guarantees in respect of clauses (a) through (g) including guarantees of another Person’s Indebtedness or any obligation of another Person which is secured by assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable.

“Information Technology” means any tangible or digital information technology systems (including computers, screens, servers, workstations, routers, hubs, switches, networks, data communications lines, technical data and hardware), Software and telecommunications systems, and all associated documentation.

“Intellectual Property” means all intellectual property rights and proprietary rights in any jurisdiction throughout the world, including all U.S. and foreign rights with respect to the following: (a) patents, statutory invention registrations, community designs, invention disclosures and rights in respect of utility models or industrial designs or other designs and applications for any of the foregoing (including provisional applications) and all continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (b) trademarks, service marks, corporate names, trade names, domain names, social media accounts, logos, slogans, trade dress, design rights, and any other designations of source or origin, including all common law rights therein, together with the goodwill connected with the use of or symbolized by any of the foregoing, (c) works of authorship and copyrights (including copyrights in Software) and copyrightable subject matter, moral rights, mask work rights, database rights, whether or not registered, (d) Software, including algorithms, (e) trade secrets and all other confidential or proprietary information (whether tangible or intangible), ideas, know-how, inventions, discoveries, studies, methods, processes, technical data, specifications, research and development information, business information, customer lists, blueprints, quality assurance and control procedures, design tools, simulation capability, formulae, models, and methodologies, (f) all rights in the foregoing and in other similar intangible assets, (g) all applications and registrations, and any renewals, extensions and reversions, for the foregoing, (h) all rights of privacy and publicity, and (i) all rights to bring an action for past, present, and future infringement, misappropriation or other violation of rights and to receive damages, proceeds or other legal or equitable protections and remedies with respect to any of the foregoing.

“IRS” means the U.S. Internal Revenue Services or any successor agency.

“Judgment” means a judgment, order, decree, ruling, injunction, temporary restraining order, determination, writ, assessment, arbitration award, stipulation, settlement, ruling, subpoena or award of a Governmental Authority of competent jurisdiction.

“Knowledge” means (a) with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals listed in Section 9.13(a) to the Company Disclosure Letter and (b) with respect to Parent or Merger Sub, the actual knowledge, after reasonable inquiry, of the individuals listed in Section 9.13(a) to the Parent Disclosure Letter.

“Law” means any federal, state, local, municipal, foreign, international, multinational, supranational or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling, treaty, procedure, notice or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (or under the authority of Nasdaq, the New York Stock Exchange or other stock exchange).

“Lease” means any and all leases, subleases, licenses or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

“Licensed Intellectual Property” means Intellectual Property that the Company Entities are licensed or otherwise permitted to use by any Person pursuant to the Company IP Agreements.

“Lien” means any pledge, lien, charge, mortgage, encumbrance, claim, right of first refusal, option, agreements, limitations on the Company’s or any Company Subsidiary’s rights or security interest of any kind or nature whatsoever, except as imposed by this Agreement, the Organizational Documents of the Company Entities or applicable securities Laws.

“Nasdaq” means the Nasdaq Global Select Market.

“Organizational Documents” means any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation, bylaws, certificates of formation, operating agreements (including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, stockholder agreements and certificates of existence, as applicable.

“Owned Intellectual Property ” means Intellectual Property owned by any of the Company Entities.

“Parent Material Adverse Effect” means any fact, circumstance, effect, change, event or development that has or would reasonably be expected to have a material and adverse effect on the ability of Parent or Merger Sub to consummate, or that would reasonably be expected to prevent or materially impede, interfere with or delay Parent or Merger Sub’s consummation of, the transactions contemplated by this Agreement.

“Parent Subsidiary” means any of Subsidiary of Parent.

“Paying Agent” means a paying agent to be identified by the Company prior to the Closing and reasonably acceptable to Parent.

“Per-Share Amount” means $42.00 in cash.

“Permit” means a franchise, license, permit, authorization, variance, exemption, order, registration, clearance or approval of a Governmental Authority.

“Permitted Liens” means (i) Liens in favor of vendors, warehousemen, mechanics, carriers, workmen, repairmen, materialmen, suppliers, persons having taken part of in the construction or renovation of real or immovable property or other like Liens arising or incurred in the ordinary course of business for amounts not yet due and payable or which are being contested in good faith by appropriate proceedings; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and Liens for Taxes that are not due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (iii) registered easements, servitudes, covenants, rights-of-way, or other similar imperfections of title or Liens, if any, that do not, individually or in the aggregate, materially impair the continued use, occupancy or operation of the Company Entities’ real properties in the conduct of their business as presently conducted; (iv) any Liens (other than those securing Indebtedness) (A) disclosed on title reports, title insurance policies or surveys made available to the other party or (B) that may be shown by a current, accurate title report, title insurance policy, survey, certificate of location or physical inspection of any real property made prior to the Closing and that do not, individually or in the aggregate, materially impair the continued use, occupancy or operation of the Company Entities’ real properties in the conduct of their business as presently conducted; (v) non-exclusive licenses of and other non-exclusive grants of rights to use Intellectual Property, in each case, entered into in the ordinary course of business; (vi) (A) zoning, building and other similar land use restrictions, and (B) Liens that have been placed by any developer, landlord or other third party on property over which the Company Entities have easement rights, none of which items set forth in this clause (vi), in the aggregate, materially impair the continued use and operation of real property used in the conduct of the business of the Company Entities as presently conducted, provided the same have been complied with as of the Closing; (vii) any Liens arising under applicable securities Law; and (viii) all Liens that will be released and, as appropriate, removed of record or vacated to Merger Sub’s satisfaction, at or prior to the Closing Date.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Authority or other entity.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching, migrating into or through the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments).

“Representatives” means, with respect to any Person, such Person’s officers, directors, principals, partners, managers, members, attorneys, accountants, agents, employees, consultants, financial advisors or other authorized representatives.

“Sanctioned Person” means a Person that is or was in the last five (5) years (a) the subject of Sanctions, including, without limitation, designation as a “specially designated national” or “blocked person”, (b) located in, resident or organized under the laws of a country or territory which is, or whose government is, the subject of country- or territory-wide Sanctions (including Cuba, Iran, North Korea, Syria or the Crimea region), or (c) majority-owned or controlled by any of the foregoing or combination of the foregoing.

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including, without limitation, the U.S. Department of Treasury, Office of Foreign Assets Control or the U.S. Department of State), (b) the European Union and enforced by its member states, (c) the United Nations, or (d) Her Majesty’s Treasury.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Shares” means shares of Company Common Stock.

“Software” means all (a) computer programs, applications (including mobile applications for iOS and Android), systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, (b) internet and intranet websites, databases and compilations, including data and collections of data, whether machine readable-readable or otherwise, (c) development and design tools, library functions, application program interfaces, and compilers, and (d) media, documentation and other works of authorship, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including Section 203 of the DGCL).

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms, attachments and information returns and any amended Tax return relating to Taxes.

“Taxes” means all taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of a similar nature imposed by a Governmental Authority, whether disputed or not, together with all interest, penalties and additions imposed with respect to such amounts.

“U.S. ” shall mean the United States of America.

“Virus” means any virus, malware, worm, back door, or other routine, contaminant or effect designed to disable, disrupt, erase, enable any Person to access without authorization, or otherwise adversely affect the functionality of any Information Technology.

(b)    Each of the following capitalized terms has the meaning specified in the Section set forth opposite such term below:

Term	Section
A. Schulman, Inc.	Section 2.02
Affiliate	Section 9.13(a)
Agreement	Preamble
Anti-Corruption Laws	Section 9.13(a)
Anti-Money Laundering Laws	Section 9.13(a)
Antitrust Laws	Section 9.13(a)
Associated Person	Section 4.23(a)
Bankruptcy and Equity Exceptions	Section 4.04
Book-Entry Shares	Section 3.02(a)
Business Day	Section 9.13(a)
Certificate of Designation	Section 9.13(a)
Certificate of Merger	Section 1.02
CFIUS	Section 9.13(a)
CFIUS Approval	Section 9.13(a)
CFIUS Notice	Section 4.05(b)(iii)
CFIUS Turndown	Section 6.05(g)
Claim	Section 9.13(a)
Closing	Section 1.03
Closing Date	Section 1.03
Code	Section 9.13(a)
Company	Preamble
Company Acquisition Agreement	Section 6.02(b)
Company Adverse Recommendation Change	Section 6.02(b)
Company Benefit Plan	Section 9.13(a)
Company Board	Section 9.13(a)
Company Board Recommendation	Section 4.04
Company Common Stock	Section 3.01(a)(i)
Company Convertible Special Stock	Section 4.03(a)
Company Credit Agreement	Section 9.13(a)
Company Disclosure Letter	Article IV
Company Entity	Section 9.13(a)
Company Equity Awards	Section 3.01(b)
Company ESPP	Section 3.05
Company Financial Advisor	Section 4.19
Company Financial Statements	Section 4.06(a)
Company Incentive Plan	Section 6.11(e)

Company Indemnified Parties	Section 6.10(a)
Company Intellectual Property	Section 9.13(a)
Company Intervening Event	Section 6.02(g)(iii)
Company IP Agreements	Section 9.13(a)
Company IT Assets	Section 9.13(a)
Company Material Adverse Effect	Section 9.13(a)
Company Option	Section 9.13(a)
Company Option Consideration	Section 3.04(a)
Company Personnel	Section 9.13(a)
Company Preferred Stock	Section 4.03(a)
Company PSU	Section 9.13(a)
Company PSU Consideration	Section 3.04(c)
Company Real Property	Section 4.15
Company Reports	Section 4.06(a)
Company Restricted Share	Section 9.13(a)
Company Restricted Share Consideration	Section 3.04(d)
Company RSU	Section 9.13(a)
Company RSU Consideration	Section 3.04(b)
Company Stock Plans	Section 9.13(a)
Company Stockholder Approval	Section 4.04
Company Stockholders	Section 9.13(a)
Company Stockholders Meeting	Section 4.04
Company Subsidiary	Section 9.13(a)
Company Takeover Proposal	Section 6.02(g)(i)
Company Termination Fee	Section 8.03(a)
Confidentiality Agreement	Section 6.04(c)
Consent	Section 4.05(b)
Continuation Period	Section 6.11(a)
Continuing Company Personnel	Section 6.11(a)
Contract	Section 9.13(a)
control	Section 9.13(a)
controlled by	Section 9.13(a)
CVR	Recitals
CVR Agreement	Recitals
Depository Agent	Section 3.02(b)
DGCL	Section 9.13(a)
Disclosure Letter	Section 9.13(a)
Dissenting Shares	Section 3.03
DPA	Section 9.13(a)
Effective Time	Section 1.02
Employee Representative	Section 9.13(a)
End Date	Section 8.01(b)(i)
Environmental Claim	Section 9.13(a)
Environmental Laws	Section 9.13(a)
Environmental Permit	Section 4.13(a)
Equity Securities	Section 4.03(b)

ERISA	Section 9.13(a)
ERISA Affiliate	Section 9.13(a)
Exchange Act	Section 9.13(a)
Export Control Laws	Section 9.13(a)
Extended End Date	Section 8.01(b)(i)
Filed Company Contract	Section 4.14(a)
Filing	Section 4.05(b)
Final Offering	Section 3.05
GAAP	Section 4.06(a)
Governmental Authority	Section 9.13(a)
Hazardous Materials	Section 9.13(a)
HSR Act	Section 9.13(a)
HSR Clearance	Section 4.05(b)(ii)
Indebtedness	Section 9.13(a)
Information Technology	Section 9.13(a)
Insurance Policies	Section 4.17
Intellectual Property	Section 9.13(a)
IRS	Section 9.13(a)
Judgment	Section 9.13(a)
Knowledge	Section 9.13(a)
Law	Section 9.13(a)
Lease	Section 9.13(a)
Legal Restraint	Section 7.01(a)
Licensed Intellectual Property	Section 9.13(a)
Lien	Section 9.13(a)
Material Company Contracts	Section 4.14(b)
Maximum Amount	Section 6.10(c)
Merger	Section 1.01
Merger Consideration	Section 3.01(a)(iii)
Merger Sub	Preamble
Nasdaq	Section 9.13(a)
New Plans	Section 6.11(d)
Old Plans	Section 6.11(d)
Organizational Documents	Section 9.13(a)
Owned Intellectual Property	Section 9.13(a)
Parent	Preamble
Parent Disclosure Letter	Article V
Parent Material Adverse Effect	Section 9.13(a)
Parent Subsidiary	Section 9.13(a)
Parties	Preamble
Paying Agent	Section 9.13(a)
Payment Fund	Section 3.02(b)
Permit	Section 9.13(a)
Permitted Liens	Section 9.13(a)
Per-Share Amount	Section 9.13(a)
Person	Section 9.13(a)

Projections	Section 4.24
Proxy Statement	Section 6.03(a)
Recommendation Change Notice	Section 6.02(c)
Release	Section 9.13(a)
Representatives	Section 9.13(a)
Sanctioned Person	Section 9.13(a)
Sanctions	Section 9.13(a)
SEC	Section 9.13(a)
Securities Act	Section 9.13(a)
Shares	Section 9.13(a)
Software	Section 9.13(a)
Solvent	Section 5.10
Stock Certificates	Section 3.02(a)
Subsidiary	Section 9.13(a)
Superior Company Proposal	Section 6.02(g)(ii)
Surviving Corporation	Section 1.01
Takeover Laws	Section 9.13(a)
Tax Return	Section 9.13(a)
Taxes	Section 9.13(a)
Transaction Litigation	Section 6.06
U.S.	Section 9.13(a)
under common control with	Section 9.13(a)
Virus	Section 9.13(a)
Willful Breach	Section 8.02

SIGNATURE PAGES FOLLOW

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, each as of the date first written above.

A. Schulman, Inc.

By:	/s/ Joseph M. Gingo
Name:	Joseph M. Gingo
Title:	Chief Executive Officer and President

LyondellBasell Industries N.V.

By:	/s/ Bhavesh V. Patel
Name:	Bhavesh V. Patel
Title:	Chief Executive Officer

LYB Americas Holdco Inc.

By:	/s/ Bhavesh V. Patel
Name:	Bhavesh V. Patel
Title:	President and Chief Executive Officer

EXHIBIT A

FORM OF CVR AGREEMENT